UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F
☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 3, 2021 (File 333-258395).

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2020 Green Private Placement” refer to the €290 million ($313 million) senior secured notes maturing on June 20, 2026 which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “Abengoa” refer to Abengoa, S.A.together with its subsidiaries unless the context otherwise requires;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•	references to “Adjusted EBITDA” have the meaning set forth in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”;

•	references to “Albisu” refer to the 10 MW solar PV plant located in Uruguay;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•	references to “Amherst” refer to the holding company of Windlectric Inc;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

•	references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 1, 2024;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly-owned subsidiary of Atlantica;

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to Atlantica Transmision Sur S.A.;

•	references to “AYES Canada” refer to Atlantica Sustainable Infrastructure Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U.;

•
references to “cash available for distribution” or “CAFD” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company (including third-party debt service and general and administrative expenses), including proceeds from the sale of assets;

•	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

•	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

•	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

•	references to “Chile PV 3” refer to the solar PV plant of 73 MW located in Chile;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Coso” refer to the 135 MW geothermal plant located in California;

•
references to “Distribution Agreement” refer to the agreement entered into with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as sales agents, dated February 28, 2022 as amended on May 9, 2022, under which we may offer and sell from time to time up to $150 million of our ordinary shares and pursuant to which such sales agents may sell our ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “Eskom” refer to Eskom Holdings SOC Limited, together with its subsidiaries, unless the context otherwise requires;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•	references to “Fitch” refer to Fitch Ratings Inc.;

•	references to “GAAP” refer to generally accepted accounting standards;

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

•
references to “Green Senior Notes” refer to the $400 million green senior notes due in 2028, as further described in “Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—-Green Senior Notes”;

•
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GWh” refer to gigawatt hour;

•	references to “GW” refer to gigawatts;

•	references to “Honda 1” refer to the 10 MW solar PV plant located in Colombia;

•	references to “IASB” refer to the International Accounting Standards Board;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” or “IFRS” refer to International Financial Reporting Standards as issued by the IASB;

•	references to “IRA” refer to the U.S. Inflation Reduction Act;

•	references to “ITC” refer to investment tax credits;

•	references to “Kaxu” refer to the 100 MW solar plant located in South Africa;

•	references to “La Sierpe” refer to the 20 MW solar PV plant located in Colombia;

•	references to “La Tolua” refer to the 20 MW solar PV plant located in Colombia;

•	references to “Lone Star II” refer to one of the assets included in our wind portfolio Vento II;

•	references to “Mft[3]” refer to million standard cubic feet;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in Monterrey, Mexico, that was sold in April 2024;

•
references to “Multinational Investment Guarantee Agency” refer to the Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which provides political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “MWt” refer to thermal megawatts;

•	references to “Moody’s” refer to Moody’s Investor Service Inc.;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021 of €140 million ($151 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

•	references to “O&M” refer to operation and maintenance services provided at our various facilities;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company, collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PV” refer to photovoltaic power;

•
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, March 1, 2021 and May 5, 2022 providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

•	references to “SEC” refer to the U.S. Securities and Exchange Commission;

•	references to “Skikda” refer to the seawater desalination plant in Algeria, which is 34% owned by Atlantica;

•	references to “SOFR” refer to Secured Overnight Financing Rate;

•	references to “S&P” refer to S&P Global Rating;

•	references to “Tenes” refer to Ténès Lilmiyah SpA, a water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “Tierra Linda” refer to the 10 MW solar PV plant located in Colombia;

•	references to “UK” refer to the United Kingdom;

•	references to “UK Wind 1” refer to the 24.75 MW wind facility located in the United Kingdom which we acquired in March 2024;

•	references to “UK Wind 2” refer to the 7.5 MW wind facility located in the United Kingdom which we acquired in March 2024;

•	references to “U.S.” or “United States” refer to the United States of America;

•	references to “Vento II” refer to the wind portfolio in the U.S. in which we acquired a 49% interest in June 2021; and

•
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, and where the context otherwise requires to Atlantica Sustainable Infrastructure plc.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, likely to be, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict, aim and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this quarterly report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, ability to capture growth opportunities, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this quarterly report, in our Annual Report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of and changes in the debt and equity capital markets and other traditional liquidity sources and our ability to borrow additional funds, refinance existing debt and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our plans relating to our financings, including refinancing plans or plans to cancel any credit line;

•
the ability of our assets to serve our project debt and comply with financial or other covenants on their terms, including but not limited to our projects’ debts in Chile, and our ability to serve our corporate debt;

•	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•
government regulation, including compliance with regulatory and permit requirements and changes in, market rules, rates, tariffs, environmental laws and policies affecting renewable energy, including the IRA and recent changes in regulation defining the remuneration of our solar assets in Spain;

•	changes in tax laws and regulations, including new legislation on restrictions to tax deductibility in Spain;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•
global recession risks, volatility in the financial markets, a persistent inflationary environment, increases in interest rates and supply chain issues, and the related increases in prices of materials, labor, services and other costs and expenses required to operate our business;

•
risks related to our ability to capture growth opportunities, develop, build and complete projects in time and within budget, including construction risks and risks associated with the arrangements with our joint venture partners;

•
our ability to grow organically and inorganically, which depends on our ability to identify attractive development opportunities, attractive potential acquisitions, finance such opportunities and make new investments and acquisitions on favorable terms;

•	our ability to distribute a significant percentage of our cash for distribution as cash dividends;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on suppliers, including financial or technical uncertainties of original equipment manufacturer (OEM) suppliers, among others;

•	risks related to disagreements and disputes with our employees, a union and employees represented by a union;

•	risks related to our ability to maintain appropriate insurance over our assets;

•
risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures, including as a result of interruptions or disruptions caused by supply chain issues and trade restrictions;

•	risks related to our exposure to electricity market prices, including regulated assets which have certain exposure to electricity market prices;

•	risks related to our exposure in the labor market;

•	risks related to extreme and chronic weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us, our subsidiaries, our assets and our employees;

•	price fluctuations, revocation and termination provisions in our off-take agreements and PPAs;

•	risks related to information technology systems and cyber-attacks could significantly impact our operations and business;

•	our electricity generation, our projections thereof and factors affecting production;

•	risks related to our current or previous relationship with Abengoa, our former largest shareholder, including litigation risk;

•	performing the O&M services directly and the successful integration of the O&M employees where the services thereunder have been recently replaced and internalized;

•	our guidance targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

•	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

•	the process to explore and evaluate potential strategic alternatives, including the risk that this process may not lead to the approval or completion of any transaction or other strategic change;

•	potential impact of potential pandemics on our business and our off-takers’ financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-takers PG&E, Pemex and Eskom;

•
the proceeds expected from the sale of our equity interest in Monterrey including any risk related to transaction costs, taxes and any risk related to ongoing or future discussions or disagreements with our partner on the distribution of proceeds and potential additional proceeds from earn-out mechanism;

•	risks related to Russian military actions in Ukraine, to military actions in the Middle East, or to the potential escalation of any of the foregoing global geopolitical tensions; and

•	other factors discussed in “Part I, —Item 3.D.—Risk Factors” in our Annual Report.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of March 31, 2024 and December 31, 2023

Amounts in thousands of U.S. dollars

		As of March 31,	As of December 31,
	Note (1)	2024	2023
Assets
Non-current assets
Contracted concessional, PP&E and other intangible assets	6	7,113,377	7,204,267
Investments carried under the equity method	7	225,732	230,307
Other financial assets	9	150,052	136,582
Deferred tax assets		183,248	160,995

Total non-current assets		7,672,409	7,732,151

Current assets
Inventories		31,210	29,870
Trade and other receivables	13	333,672	286,483
Other financial assets	9	190,486	188,886
Cash and cash equivalents		452,129	448,301
		1,007,497	953,540
Assets held for sale	8	29,136	28,642
Total current assets		1,036,633	982,182

Total assets		8,709,042	8,714,333

(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of March 31, 2024 and December 31, 2023

Amounts in thousands of U.S. dollars

		As of March 31,	As of December 31,
	Note (1)	2024	2023
Equity and liabilities
Equity attributable to the Company
Share capital	14	11,616	11,616
Share premium	14	736,594	736,594
Capital reserves	14	806,529	858,220
Other reserves	10	323,859	308,002
Accumulated currency translation differences	14	(146,134)	(139,434)
Accumulated deficit	14	(356,020)	(351,521)
Non-controlling interest	14	162,378	165,332

Total equity		1,538,822	1,588,809

Non-current liabilities
Long-term corporate debt	15	1,120,061	1,050,816
Long-term project debt	16	3,876,671	3,931,873
Grants and other liabilities	17	1,210,190	1,233,808
Derivative liabilities	10	22,308	29,957
Deferred tax liabilities		270,790	271,288

Total non-current liabilities		6,500,020	6,517,742

Current liabilities
Short-term corporate debt	15	53,619	34,022
Short-term project debt	16	424,457	387,387
Trade payables and other current liabilities	18	144,793	141,713
Income and other tax payables		47,331	44,660

Total current liabilities		670,200	607,782

Total equity and liabilities		8,709,042	8,714,333

(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of profit or loss for the three-month periods ended March 31, 2024 and 2023

Amounts in thousands of U.S. dollars

		For the three-month period ended March 31,
	Note (1)	2024	2023
Revenue	4	242,933	242,509
Other operating income	19	25,792	22,620
Employee benefit expenses		(28,511)	(23,840)
Depreciation, amortization, and impairment charges	6	(107,036)	(103,790)
Other operating expenses	19	(88,509)	(78,881)

Operating profit		44,669	58,618

Financial income	20	5,961	4,184
Financial expense	20	(81,054)	(77,260)
Net exchange differences	20	92	1,705
Other financial expense, net	20	(4,625)	(9,063)

Financial expense, net		(79,626)	(80,434)

Share of profit of entities carried under the equity method	7	6,951	6,187

Loss before income tax		(28,006)	(15,629)

Income tax	21	22,620	9,656

Loss for the period		(5,386)	(5,973)

Profit attributable to non-controlling interest		(6)	(5,017)

Loss for the period attributable to the Company		(5,392)	(10,990)

Weighted average number of ordinary shares outstanding (thousands) - basic	22	116,159	116,140
Weighted average number of ordinary shares outstanding (thousands) - diluted	22	119,768	119,712
Basic earnings per share (U.S. dollar per share)	22	(0.05)	(0.09)
Diluted earnings per share (U.S. dollar per share) (*)	22	(0.05)	(0.09)

(*)	Antidilutive effect applied, where applicable (see Note 22)
(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the three-month periods ended March 31, 2024 and 2023

Amounts in thousands of U.S. dollars

		For the three-month period ended March 31,
	Note (1)	2024	2023
Loss for the period		(5,386)	(5,973)
Items that may be subject to transfer to profit or loss statement in subsequent periods
Change in fair value of cash flow hedges		28,665	(19,902)
Currency translation differences		(7,056)	8,430
Tax effect		(6,966)	3,629

Net income/(loss) recognized directly in equity		14,643	(7,843)

Cash flow hedges	10	(5,957)	(6,069)
Tax effect		1,489	1,517

Transfers to profit or loss statement		(4,468)	(4,552)

Other comprehensive income/(loss)		10,175	(12,395)

Total comprehensive income/(loss) for the period		4,789	(18,368)

Total comprehensive (income)/loss attributable to non-controlling interest		(1,024)	(4,154)

Total comprehensive income/(loss) attributable to the Company		3,765	(22,522)

(1)	Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of changes in equity for the three-month periods ended March 31, 2024 and 2023

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2023	11,606	986,594	814,951	345,567	(161,307)	(397,540)	1,599,871	189,176	1,789,047

Profit/(loss) for the three -month period after taxes	-	-	-	-	-	(10,990)	(10,990)	5,017	(5,973)
Change in fair value of cash flow hedges net of transfer to profit or loss statement	-	-	-	(23,164)	-	-	(23,164)	(2,807)	(25,971)
Currency translation differences	-	-	-	-	7,113	-	7,113	1,317	8,430
Tax effect	-	-	-	4,519	-	-	4,519	627	5,146
Other comprehensive income	-	-	-	(18,645)	7,113	-	(11,532)	(863)	(12,395)

Total comprehensive income	-	-	-	(18,645)	7,113	(10,990)	(22,522)	4,154	(18,368)

Changes in the scope	-	-	-	-	-	-	-	(2,817)	(2,817)

Share-based compensation (Note 14)	9	-	-	-	-	791	800	-	800

Distributions (Note 14)	-	-	(51,688)	-	-	-	(51,688)	(7,145)	(58,833)

Balance as of March 31, 2023	11,615	986,594	763,263	326,922	(154,194)	(407,739)	1,526,461	183,368	1,709,829

Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2024	11,616	736,594	858,220	308,002	(139,434)	(351,521)	1,423,477	165,332	1,588,809

Profit/(loss) for the three -month period after taxes	-	-	-	-	-	(5,392)	(5,392)	6	(5,386)
Change in fair value of cash flow hedges net of transfer to profit or loss statement	-	-	-	21,059	-	-	21,059	1,649	22,708
Currency translation differences	-	-	-	-	(6,700)	-	(6,700)	(356)	(7,056)
Tax effect	-	-	-	(5,202)	-	-	(5,202)	(275)	(5,477)
Other comprehensive income	-	-	-	15,857	(6,700)	-	9,157	1,018	10,175

Total comprehensive income	-	-	-	15,857	(6,700)	(5,392)	3,765	1,024	4,789

Share-based compensation (Note 14)	-	-	-	-	-	893	893	-	893

Distributions (Note 14)	-	-	(51,691)	-	-	-	(51,691)	(3,978)	(55,669)

Balance as of March 31, 2024	11,616	736,594	806,529	323,859	(146,134)	(356,020)	1,376,444	162,378	1,538,822

Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed cash flows statements for the three-month periods ended March 31, 2024 and 2023

Amounts in thousands of U.S. dollars

		For the three-month periods ended March 31,
	Note (1)	2024	2023
I. Loss for the period		(5,386)	(5,973)
Financial expense and non-monetary adjustments		138,771	171,121

II. Loss for the period adjusted by non-monetary items		133,385	165,148

III. Changes in working capital		(41,064)	(93,263)

Net interest and income tax paid		(26,738)	(30,179)

A. Net cash provided by operating activities		65,583	41,706

Business combinations and investments in entities under the equity method	5, 7&12	(62,759)	(2,496)
Investments in operating concessional assets	6	(2,391)	(7,630)
Investments in assets under development or construction	6	(21,597)	(7,019)
Distributions from entities under the equity method	7	14,922	12,401
Net divestment in other non-current financial assets		1,176	5,613

B. Net cash (used in)/ provided by investing activities		(70,649)	869

Proceeds from project debt	16	1,216	213,884
Proceeds from corporate debt	15	114,694	65,078
Repayment of project debt	16	(26,095)	(244,427)
Repayment of corporate debt	15	(19,875)	(18,971)
Dividends paid to Company´s shareholders	14	(51,691)	(51,688)
Dividends paid to non-controlling interests	14	(5,558)	(6,011)

C. Net cash provided by/ (used in) financing activities		12,691	(42,135)

Net increase in cash and cash equivalents		7,625	440

Cash and cash equivalents at the beginning of the period		448,301	600,990

Translation differences in cash and cash equivalents		(3,797)	1,426

Cash and cash equivalents at the end of the period		452,129	602,856

(1) Notes 1 to 23 form an integral part of the Consolidated Condensed Interim Financial Statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company with a majority of its business in renewable energy assets. Atlantica currently owns, manages and invests in renewable energy, storage, efficient natural gas and heat, electric transmission lines and water assets focused on North America (the United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (United Kingdom, Spain, Italy, Algeria and South Africa). Its registered address is Great West House, GW1 Great West Road Brentford TW8 9DF, London (United Kingdom).

Atlantica’s shares trade on the NASDAQ Global Select Market under the symbol “AY”.

On March 22, 2024, the Company closed the acquisition of a 100% equity interest stake in two wind assets, UK Wind 1 and UK Wind 2, with a combined installed capacity of 32 MW in Scotland, United Kingdom. The assets are regulated under the UK green attribute regulation and are granted renewables obligation certificates until 2031 on average. The investment amounted to approximately $66 million and the assets currently do not have any project debt. These are Atlantica’s first operating assets in the UK, and the Company expects that the return from these assets will be enhanced by the use of the existing net operating loss carryforwards in the UK in the upcoming years.

The following table provides an overview of the main operating assets the Company owned or had an interest in as of March 31, 2024:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(17)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/Baa1/BBB+	2013	20
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB/ Ba1/BB+	2014	16
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(11)	1987-1989	18
Elkhorn Valley(16)	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	4
Prairie Star(16)	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	4
Twin Groves II(16)	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB+/Baa1/--	2008	2
Lone Star II(16)	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	N/A	2008	N/A
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	7
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	N/A	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	12
La Tolua	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2023	9
Tierra Linda	Renewable (Solar)	100%	Colombia	COP	10 MW	Not rated	2023	9
Honda 1	Renewable (Solar)	50%	Colombia	COP	10 MW	BBB-/-/BBB	2023	7
Albisu	Renewable (Solar)	100%	Uruguay	UYU	10 MW	Not rated	2023	14
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa1/BBB(12)	2014	10
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa1/BBB(12)	2014	11
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB+/Baa1/BBB(12)	2015	12
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB-/Baa1/BBB	2012	9
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/14
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/13
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	8/10
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	13/13
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	13/13
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	11/11/11
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	14/14
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	12
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	7
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	7
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	8
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	7

UK Wind 1	Renewable (Wind)	100%	United Kingdom	GBP	25 MW	AA/Aa3/AA-	2012	9
UK Wind 2	Renewable (Wind)	100%	United Kingdom	GBP	8 MW	AA/Aa3/AA-	2003	4
Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	11
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~60% AA- or higher(14)	2010	12
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/B3/B+	2013	9
Monterrey (18)	Efficient natural gas &heat	30%	Mexico	USD	142 MW	Not rated	2018	22
ATN (15)	Transmission line	100%	Peru	USD	379 miles	BBB-/Baa1/BBB	2011	17
ATS	Transmission line	100%	Peru	USD	569 miles	BBB-/Baa1/BBB	2014	20
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	9
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	11/11
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/ -- /BBB+	2007	14
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	48
Skikda	Water	34.20%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	10
Honaine	Water	25.50%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	13
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	16

(1)	65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (“IDC”, 29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(8)
Algerian Energy Company, SPA owns 49% of Tenes. The Company has an investment in Tenes through a secured loan to Befesa Agua Tenes (the holding company of Tenes) and the right to appoint a majority at the board of directors of the project company. Therefore, the Company controls Tenes since May 31, 2020, and fully consolidates the asset from that date.

(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)
Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch. Not applicable (“N/A”) when the asset has no PPA.

(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~60% AA- rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1 & 2.
(16)	Part of Vento II Portfolio.
(17)	As of March 31, 2024.
(18)	Accounted for as held for sale as of March 31, 2024.
(*)	Commercial Operation Date.

Additionally, Atlantica currently has the following assets under construction or ready to start construction in the short term:

Asset	Type	Location	Capacity (gross)[1]	Expected COD	Expected Investment[2] ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD	Solar PV	Chile	80 MW	2024-2025	30	Regulated
ATN Expansion 3	Transmission Line	Peru	2.4miles 220kV	2024	12	Conelsur
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	30	Republic of Peru
Honda 2[3]	Solar PV	Colombia	10 MW	2024	5.5	Enel Colombia
Apulo 1[3]	Solar PV	Colombia	10 MW	2024	5.5	-
Chile PV 3 expansion	Battery storage	Chile	142 MWh	2024	14-15	Emoac

(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.
(2)	Corresponds to the expected investment by Atlantica.
(3)	Atlantica owns 50% of the shares in Honda 2 and Apulo 1.

In October 2023, the Company entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Under each of the tolling agreements, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s (California Independent System Operator) Day-Ahead market. In addition, the Company expects to obtain revenue from ancillary services in each of the assets.

Coso Batteries 1 is a standalone battery storage project of 100 MWh (4 hours) capacity, located inside Coso, its geothermal asset in California. Additionally, Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso. The investment is expected to be in the range of $40 million to $50 million for Coso Batteries 1, and in the range of $35 to $45 million for Coso Batteries 2. Both projects were fully developed in-house and are now under construction. Atlantica has closed a contract with Tesla for the procurement of the batteries. COD is expected in 2025 for both projects.

In November 2022, the Company closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile, Chile PMGD, which is currently under construction. Atlantica´s economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and COD is expected to be progressive in 2024 and 2025. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9MW, which allows to sell electricity through a stabilized price.

In July 2022 the Company closed a 17-year transmission service agreement denominated in U.S. dollars that allows to build a substation and a 2.4-miles transmission line connected to ATN transmission line serving a new mine in Peru (ATN Expansion 3). The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of ATS Expansion 1 project, consisting in the reinforcement of two existing substations with new equipment. The expansion will be part of the existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, Atlantica will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $30 million.

In May 2022, the Company agreed to develop and construct Honda 1 and 2, two PV assets in Colombia with a combined capacity of 20 MW, where it has a 50% ownership. Each plant has a 7-year PPA with Enel Colombia. Honda 1 reached COD in December 2023. Honda 2 is expected to enter into operation in the second quarter of 2024. The investment is expected to be $5.5 million for each plant.

In April 2024, the Company signed a 10-year PPA for Chile PV 3 covering part of the production of the PV plant in operation and the 142 MWh (2 hours) battery storage expansion under construction at the Chile PV 3 plant.

Chile PV 1 and PV2 events of default

Due to low electricity prices in Chile, the project debts of Chile PV 1 and PV2, where the Company owns a 35% equity interest, are under an event of default as of March 31, 2024. Chile PV 1 and Chile PV 2 were not able to maintain the minimum required cash in their debt service reserve account during 2023 and did not make their debt service payment in January 2024 and October 2023, respectively. Both assets obtained additional financing from the banks to make their debt service payment, but still were not able to fund their debts service reserve account as of March 31, 2024. As a result, although the Company does not expect an acceleration of the debts to be declared by the credit entities, Chile PV 1 and Chile PV 2, did not have a right to defer the settlement of the debts for at least twelve months as of December 31, 2023 and March 31, 2024, and therefore the project debts, which amount to $71 million as of March 31, 2024 (Note 16), remained classified as current in these Consolidated Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is, together with the partner, in conversations with the banks regarding a potential waiver.

Note 2. - Basis of preparation

The accompanying Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2023, were approved by the Board of Directors on February 29, 2024.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the three-month period ended March 31, 2024, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2023. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2023 included in the 2023 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the parent company’s functional and presentation currency. Amounts included in these Consolidated Condensed Interim Financial Statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on May 7, 2024.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2024, under IFRS-IASB, applied by the Company in the preparation of these Consolidated Condensed Interim Financial Statements:

The applications of these amendments have not had any impact on these Consolidated Condensed Interim Financial Statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2025:

The Company does not anticipate any significant impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2025, although it is currently still in the process of evaluating such application.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of its businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which require significant management estimates and judgment are as follows:

Estimates:

-	Impairment of contracted concessional, PP&E and other intangible assets.
-	Recoverability of deferred tax assets.
-	Fair value of derivative financial instruments.
-	Fair value of identifiable assets and liabilities arising from a business combination.

Judgement:

-	Assessment of assets agreements.
-	Assessment of control.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in estimates made are anticipated and, therefore, no significant changes in the value of assets and liabilities recognized at March 31, 2024, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated profit or loss statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas. The internal management policies of the Company also define the use of hedging instruments and derivatives and the investment of excess cash.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2023 included in the 2023 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of March 31, 2024, the Company had the following business sectors: Renewable energy, Efficient natural gas and heat, Transmission lines and Water.

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in these Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership).

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the three-month period ended March 31, 2024, Atlantica had two customers with revenues representing more than 10% of total revenue, one in the renewable energy and one in the efficient natural gas and heat business sector. In the three-month period ended March 31, 2023, Atlantica had three customers with revenues representing more than 10% of total revenue, two in the renewable energy and one in the efficient natural gas and heat business sector.

a)	The following tables show Revenue and Adjusted EBITDA by operating segment and business sector for the three-month periods ended March 31, 2024 and 2023:

	Revenue		Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
	($ in thousands)
Geography	2024	2023	2024	2023
North America	86,232	72,840	55,026	51,969
South America	44,678	43,720	34,568	33,788
EMEA	112,023	125,949	74,625	88,447
Total	242,933	242,509	164,219	174,204

	Revenue		Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
	($ in thousands)
Business sectors	2024	2023	2024	2023
Renewable energy	162,211	172,601	107,250	119,122
Efficient natural gas & heat	35,970	27,403	23,287	22,610
Transmission lines	30,486	28,831	24,827	23,470
Water	14,266	13,674	8,855	9,002
Total	242,933	242,509	164,219	174,204

The reconciliation of segment Adjusted EBITDA with the loss attributable to the Company is as follows:

	For the three-month period ended March 31, ($ in thousands)
	2024	2023
Loss attributable to the Company	(5,392)	(10,990)
Profit attributable to non-controlling interest	6	5,017
Income tax	(22,620)	(9,656)
Financial expense, net	79,626	80,434
Depreciation, amortization, and impairment charges	107,036	103,790
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership)	5,563	5,609
Total segment Adjusted EBITDA	164,219	174,204

b)	The assets and liabilities by operating segment and business sector as of March 31, 2024, and December 31, 2023 are as follows:

Assets and liabilities by geography as of March 31, 2024:

	North America	South America	EMEA	Balance as of March 31, 2024
	($ in thousands)
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,027,765	1,175,129	2,910,483	7,113,377
Investments carried under the equity method	171,879	8,569	45,284	225,732
Other current financial assets	112,351	31,001	47,134	190,486
Cash and cash equivalents (project companies)	123,539	125,443	155,361	404,343
Assets held for sale	29,136	-	-	29,136
Subtotal allocated	3,464,670	1,340,142	3,158,262	7,963,074
Unallocated assets
Other non-current assets				333,300
Other current assets (including cash and cash equivalents at holding company level)				412,668
Subtotal unallocated				745,968
Total assets				8,709,042

	North America	South America	EMEA	Balance as of March 31, 2024
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,635,455	808,991	1,856,682	4,301,128
Grants and other liabilities	932,301	36,108	241,781	1,210,190
Subtotal allocated	2,567,756	845,099	2,098,463	5,511,318
Unallocated liabilities
Long-term and short-term corporate debt				1,173,680
Other non-current liabilities				293,098
Other current liabilities				192,124
Subtotal unallocated				1,658,902
Total liabilities				7,170,220
Equity unallocated				1,538,822
Total liabilities and equity unallocated				3,197,724
Total liabilities and equity				8,709,042

Assets and liabilities by geography as of December 31, 2023:

	North America	South America	EMEA	Balance as of December 31, 2023
Assets allocated
Contracted concessional, PP&E and other intangible assets	3,063,019	1,184,599	2,956,649	7,204,267
Investments carried under the equity method	177,260	9,178	43,869	230,307
Other current financial assets	110,016	30,803	48,067	188,886
Cash and cash equivalents (project companies)	137,480	121,945	155,551	414,976
Assets held for sale	28,642	-	-	28,642
Subtotal allocated	3,516,417	1,346,525	3,204,136	8,067,078
Unallocated assets
Other non-current assets				297,577
Other current assets (including cash and cash equivalents at holding company level)				349,678
Subtotal unallocated				647,255
Total assets				8,714,333

	North America	South America	EMEA	Balance as of December 31, 2023
Liabilities allocated
Long-term and short-term project debt	1,629,278	808,481	1,881,501	4,319,260
Grants and other liabilities	945,888	36,307	251,613	1,233,808
Subtotal allocated	2,575,166	844,788	2,133,114	5,553,068
Unallocated liabilities
Long-term and short-term corporate debt				1,084,838
Other non-current liabilities				301,245
Other current liabilities				186,373
Subtotal unallocated				1,572,456
Total liabilities				7,125,524
Equity unallocated				1,588,809
Total liabilities and equity unallocated				3,161,265
Total liabilities and equity				8,714,333

Assets and liabilities by business sector as of March 31, 2024:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of March 31, 2024
	($ in thousands)
Assets allocated
Contracted concessional assets, PP&E and other intangible assets	5,729,867	446,626	771,363	165,521	7,113,377
Investments carried under the equity method	183,870	-	-	41,862	225,732
Other current financial assets	9,209	108,167	30,950	42,160	190,486
Cash and cash equivalents (project companies)	286,002	25,617	67,893	24,831	404,343
Assets held for sale	-	29,136	-	-	29,136
Subtotal allocated	6,208,948	609,546	870,206	274,374	7,963,074
Unallocated assets
Other non-current assets					333,300
Other current assets (including cash and cash equivalents at holding company level)					412,668
Subtotal unallocated					745,968
Total assets					8,709,042

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of March 31, 2024
Liabilities allocated
Long-term and short-term project debt	3,270,473	392,364	566,387	71,904	4,301,128
Grants and other liabilities	1,161,838	32,630	13,226	2,497	1,210,190
Subtotal allocated	4,432,311	424,994	579,613	74,401	5,511,318
Unallocated liabilities
Long-term and short-term corporate debt					1,173,680
Other non-current liabilities					293,098
Other current liabilities					192,124
Subtotal unallocated					1,658,902
Total liabilities					7,170,220
Equity unallocated					1,538,822
Total liabilities and equity unallocated					3,197,724
Total liabilities and equity					8,709,042

Assets and liabilities by business sector as of December 31, 2023:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2023
Assets allocated
Contracted concessional, PP&E and other intangible assets	5,798,818	460,766	777,360	167,323	7,204,267
Investments carried under the equity method	189,672	-	-	40,635	230,307
Other current financial assets	10,866	103,907	30,746	43,367	188,886
Cash and cash equivalents (project companies)	299,987	35,098	58,004	21,887	414,976
Assets held for sale	-	28,642	-	-	28,642
Subtotal allocated	6,299,343	628,413	866,110	273,212	8,067,078
Unallocated assets
Other non-current assets					297,577
Other current assets (including cash and cash equivalents at holding company level)					349,678
Subtotal unallocated					647,255
Total assets					8,714,333

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2023
Liabilities allocated
Long-term and short-term project debt	3,280,618	401,460	560,906	76,276	4,319,260
Grants and other liabilities	1,185,487	32,916	12,884	2,521	1,233,808
Subtotal allocated	4,466,105	434,376	573,790	78,797	5,553,068
Unallocated liabilities
Long-term and short-term corporate debt					1,084,838
Other non-current liabilities					301,245
Other current liabilities					186,373
Subtotal unallocated					1,572,456
Total liabilities					7,125,524
Equity unallocated					1,588,809
Total liabilities and equity unallocated					3,161,265
Total liabilities and equity					8,714,333

c)	The amount of depreciation, amortization and impairment charges recognized for the three-month periods ended March 31, 2024 and 2023 are as follows:

	For the three-month period ended March 31,
Depreciation, amortization and impairment by geography	2024	2023
	($ in thousands)
North America	(38,209)	(36,347)
South America	(15,819)	(14,203)
EMEA	(53,008)	(53,240)
Total	(107,036)	(103,790)

	For the three-month period ended March 31,
Depreciation, amortization and impairment by business sectors	2024	2023
	($ in thousands)
Renewable energy	(96,476)	(93,248)
Efficient natural gas & heat	(3,696)	(3,054)
Transmission lines	(7,517)	(7,223)
Water	653	(265)
Total	(107,036)	(103,790)

Note 5. – Business combinations

For the three-month period ended March 31, 2024

In March 2024, the Company completed the acquisition of a 100% equity interest stake in two wind assets, UK Wind 1 and UK Wind 2, with a combined installed capacity of 32 MW in Scotland, United Kingdom. This acquisition has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations and is included within the Renewable energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the three-month period ended March 31, 2024
Property, plant and equipment under IAS 16	66,898
Intangible assets under IFRS 16	5,098
Cash & cash equivalents	4,467
Other current assets	3,258
Deferred tax liabilities	(3,332)
Lease liabilities	(5,098)
Other current and non-current liabilities	(5,611)
Total net assets acquired at fair value	65,680
Asset acquisition – purchase price	(65,680)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of March 31, 2024, and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of March 31, 2024. The measurement period will not exceed one year from the acquisition date.

The amount of revenue contributed by the acquisitions during the three-month period ended March 31, 2024 to the Consolidated Condensed Interim Financial Statements of the Company is $0.3 million, and the amount of profit after tax is $0.2 million. Had the acquisitions been consolidated from January 1, 2024, the consolidated statement of comprehensive income would have included additional revenue of $2.5 million and additional profit after tax of $1.0 million.

For the year ended December 31, 2023

On March 1, 2023, the Company completed the process of transitioning the O&M services for the assets in Spain where Abengoa was still the supplier to an Atlantica’ subsidiary. This acquisition had been accounted for in these Consolidated Financial Statements in accordance with IFRS 3, Business Combinations. The O&M services are included within the Renewable energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the year ended December 31, 2023
Property, plant and equipment under IAS 16	1,565
Intangible assets under IAS 38	4,486
Inventories	1,646
Other current and non-current liabilities	(5,494)
Total net assets acquired at fair value	2,203
Asset acquisition – purchase price	(2,203)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The amount of revenue contributed by the acquisitions performed during 2023 to the Consolidated Financial Statements of the Company was nil, and the amount of loss after tax was $0.8 million. Had the acquisitions been consolidated from January 1, 2023, the consolidated statement of comprehensive income would not have included any additional revenue and additional loss after tax of $0.2 million.

In March 2024, the provisional period for the purchase price allocation closed, and did not result in significant adjustments to the initial amounts recognized.

Note 6. - Contracted concessional, PP&E and other intangible assets

The Company has assets recorded as contracted concessional assets in accordance with IFRIC 12, property plant and equipment in accordance with IAS 16 and right of use assets under IFRS 16 or intangible assets under IAS 38.

The detail of assets included in the heading ‘Contracted concessional, PP&E and other intangible assets’ as of March 31, 2024, and December 31, 2023, is as follows:

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
					Land	Technical installations	Total assets
Cost	770,405	2,644	8,862,078	155,240	138,213	1,071,124	10,999,704
Amortization and impairment	(58,526)	-	(3,530,392)	(40,981)	-	(256,428)	(3,886,327)
Total as of March 31, 2024	711,879	2,644	5,331,686	114,259	138,213	814,696	7,113,377

	Financial assets under IFRIC 12	Financial assets under IFRS 16 (Lessor)	Intangible assets under IFRIC 12	Right of use assets under IFRS 16 (Lessee) and intangible assets under IAS 38	Property, plant and equipment under IAS 16
					Land	Technical installations	Total assets
Cost	785,179	2,655	8,957,090	150,947	139,344	993,992	11,029,207
Amortization and impairment	(56,378)	-	(3,479,464)	(38,813)	-	(250,285)	(3,824,940)
Total as of December 31, 2023	728,801	2,655	5,477,626	112,134	139,344	743,707	7,204,267

No losses from impairment of contracted concessional, PP&E and other intangible assets, excluding the change in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the three-month period ended March 31, 2024 and 2023. The impairment provision based on the expected credit losses on contracted concessional financial assets increased by $2 million in the three-month period ended March 31, 2024 (increase of $3 million in the three-month period ended March 31, 2023), primarily in ACT.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates and joint ventures as of March 31, 2024, and December 31, 2023:

	Balance as of March 31, 2024	Balance as of December 31, 2023
	($ in thousands)
2007 Vento II, LLC	171,879	175,351
Myah Bahr Honaine, S.P.A.	41,861	40,635
Akuo Atlantica PMGD Holding S.P.A.	4,471	4,409
Colombian portfolio of renewable energy entities	4,099	4,754
Windlectric Inc	-	1,910
Pectonex, R.F. Proprietary Limited	1,319	1,337
SailH2 Ingeniería, S.L.	863	653
Evacuación Valdecaballeros, S.L.	789	807
Fontanil Solar, S.L.U.	229	229
Murum Solar, S.L.U.	222	222
Total	225,732	230,307

None of the entities referred to above is a listed company.

2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets (“Vento II”) in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Akuo Atlantica PMGD Holding S.P.A.(“Akuo”) is the holding company of an 80 MW portfolio of solar PV assets in Chile, which is currently under construction, 49% owned by Atlantica, with joint control since November 2022 and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

The Colombian portfolio of renewable energy entities includes the following entities: Atlantica – HIC Renovables S.A.S., SJ Renovables Sun 1 S.A.S. E.S, AC Renovables Sol 1 S.A.S. E.S, SJ Renovables Wind 1 S.A.S. E., PA Renovables Sol 1 S.A.S. E.S and Atlantica Hidro Colombia S.A.S. Atlantica holds 50% of the shares and has joint control over these entities in accordance with IFRS 11, Joint arrangements.

Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership, itself 30% owned by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”) and therefore accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

The decrease in investments carried under the equity method as of March 31, 2024 is primarily due to the decrease in the investment in Vento II as a result of the distributions received from this asset by the Company for $9.2 million, partially offset by the share of profit in Vento II for the three-month period ended March 31, 2024 for $5.8 million.

Note 8. - Assets held for sale

In 2023, Atlantica´s partner in Monterrey initiated a process to sell its 70% stake in the asset and, as part of it, Atlantica intended to sell its interest as well under the same terms. The transaction was subject to certain conditions precedent and final transaction closing occurred in April 2024 (Note 23). Atlantica expects to receive approximately $43 million proceeds subject to final transaction costs, taxes and ongoing discussions with Atlantica’s partner. There is an earn-out mechanism that could result in additional proceeds of up to approximately $7 million for Atlantica between 2026 and 2028.

Since October 30, 2023, the conditions to classify the loan granted by Atlantica to Arroyo II and the investment in Pemcorp as held for sale were met. As a consequence, the book value of the equity investment held by Atlantica in Pemcorp and the loan granted by Atlantica to Arroyo II, which amount to $10.2 million and $18.9 million as of March 31, 2024, respectively, were classified as held for sale in these Consolidated Condensed Interim Financial Statements since that date.

Share of profit in Pemcorp is not reflected since October 30, 2023, in these Consolidated Condensed Interim Financial Statements according to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The loan granted by Atlantica to Arroyo II, shall continue to be measured in accordance with IFRS 9, at amortized cost, and the interests accrued classified as financial income in the profit and loss statement until closing of the sale that occurred in April 2024.

Note 9. - Financial assets

The detail of non-current and current financial assets as of March 31, 2024, and December 31, 2023, is as follows:

	Balance as of March 31, 2024	Balance as of December 31, 2023
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	11,719	11,719
Derivative assets (Note 10)	69,845	56,707
Other receivable accounts at amortized cost	68,488	68,156
Total non-current financial assets	150,052	136,582
Contracted concessional financial assets	180,596	177,407
Derivative assets (Note 10)	5,297	4,989
Other receivable accounts at amortized cost	4,593	6,490
Total current financial assets	190,486	188,886

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., currently under construction.

Note 10. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of March 31, 2024, and December 31, 2023, are as follows:

	Balance as of March 31, 2024		Balance as of December 31, 2023
	($ in thousands)
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	73,005	22,193	60,102	29,163
Foreign exchange derivatives instruments	2,137	-	1,595	-
Notes conversion option (Note 15)	-	115	-	794
Total	75,142	22,308	61,697	29,957

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed profit or loss statement is a profit of $6.0 million for the three-month period ended March 31, 2024 (profit of $6.1 million for the three-month period ended March 31, 2023).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of March 31, 2024, and December 31, 2023, amount to a profit of $323.9 million and $308.0 million, respectively.

Additionally, the Company has currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar and British pounds-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the net distributions from its European assets after deducting euro-denominated interest payments and euro and British pounds-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro and British pounds-denominated net exposure for the next 12 months and 75% of its euro and British pounds-denominated net exposure for the following 12 months, on a rolling basis. Change in fair value of these foreign exchange derivatives instruments are directly recorded in the consolidated profit or loss statement.

Finally, the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 15) is recorded as a derivative with a fair value (liability) of $0.1 million as of March 31, 2024 ($0.8 million as of December 31, 2023).

Note 11. - Fair value of financial instruments

Financial instruments measured at fair value are classified based on the nature of the inputs used for the calculation of fair value:

-	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

-
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of March 31, 2024, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link, which has been classified as Level 3.

Note 12. - Related parties

The related parties of the Company are primarily Algonquin Power & Utilities Corp. (“Algonquin”) and its subsidiaries, non-controlling interests (Note 14), entities accounted for under the equity method (Note 7), as well as the Directors and the Senior Management of the Company.

Details of balances with related parties as of March 31, 2024, and December 31, 2023, are as follows:

		Receivables (current)	Receivables (non-current)	Payables (current)	Payables (non-current)
Entities accounted for under the equity method:		($ in thousands)
Amherst Island Partnership	2024	4,004	-	-	-
	2023	5,817	-	-	-
Arroyo Netherland II B.V (Note 8)	2024	18,942	-	-	-
	2023	18,448	-	-	-
Akuo Atlantica PMGD Holding S.P.A	2024	-	17,127	-	-
	2023	-	16,677	-	-
Colombian assets portfolio	2024	64	14,459	42	-
	2023	-	13,578	34	-
Other	2024	80	171	-	-
	2023	21	148	-	-
Non controlling interest:

Algonquin	2024	-	-	3,891	-
	2023	-	-	5,683	-
JGC Corporation	2024	-	-	-	3,720
	2023	-	-	-	4,612
Other	2024	-	-	1,556	28
	2023	-	-	2,314	27
Other related parties:

Atlantica´s partner in Colombia	2024	918	-	-	-
	2023	918	-	-	-
Total	2024	24,008	31,757	5,489	3,748
	2023	25,204	30,403	8,031	4,639

Current receivables with Amherst Island Partnership as of March 31, 2024 include a dividend to be collected by AYES Canada for $4.0 million ($5.8 million as of December 31, 2023). A significant portion of the distributions received from Amherst Island Partnership are distributed by the Company to Algonquin Power Co. (Note 14).
Receivables with Arroyo Netherland II B.V, the holding company of Pemcorp SAPI de CV, Monterrey´s project entity, correspond to the loan that was granted at acquisition date of the project and accrues an interest of SOFR plus 6.31% with maturity date on November 25, 2027. As of March 31, 2024, the loan is classified as current receivable as it is accounted for as assets held for sale in these Consolidated Condensed Interim Financial Statements (Note 8).

Non-current receivables include a loan that accrues a fixed interest of 8.75% with Akuo Atlantica PMGD Holding S.P.A and a loan with the Colombian portfolio of renewable energy entities in which the Company has a 50% equity interest, which accrues a fixed interest of 8%.

Current payables as of March 31, 2024, and as of December 31, 2023 primarily include the dividend to be paid by AYES Canada to Algonquin.

Non-current payables with JGC Corporation include a subordinated debt with Solacor 1 and Solacor 2 that accrues an interest of Euribor plus 2.5% and with maturity date in 2037.

Current receivables with the partner of the Company in Colombia include Atlantica´s pending purchase price payment to be received for the partial sale of its investment in the Colombian portfolio of renewable energy entities.

The profit and loss impact of transactions carried out by entities included in these Consolidated Condensed Interim Financial Statements with related parties, for the three-month periods ended March 31, 2024 and 2023 have been as follows:

		Financial income	Financial expense	Operating income
Entities accounted for under the equity method:		($ in thousands)
Arroyo Netherland II B.V	2024	494	-	-
	2023	347	-	-
Akuo Atlantica PMGD Holding	2024	365	-	62
	2023	45	-	53
Colombian assets portfolio	2024	105	-	-
	2023	-	-	-
Other	2024	-	-	2
	2023	-	-	2
Non controlling interest:

Other	2024	-	(140)	-
	2023	-	(97)	-
Total	2024	964	(140)	64
	2023	392	(97)	55

Note 13. - Trade and other receivables

Trade and other receivables as of March 31, 2024, and December 31, 2023, consist of the following:

	Balance as of March 31,	Balance as of December 31,
	2024	2023
	($ in thousands)
Trade receivables	248,642	213,345
Tax receivables	33,894	37,134
Prepayments	27,099	12,717
Other accounts receivable	24,037	23,287
Total	333,672	286,483

As of March 31, 2024, and December 31, 2023, the fair value of trade and other receivables accounts does not differ significantly from its carrying amount.

Note 14. - Equity

As of March 31, 2024, the share capital of the Company amounts to $11,615,905 ($11,615,905 as of December 31, 2023) represented by 116,159,054 ordinary shares (116,159,054 ordinary shares as of December 31,2023) fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 42.2% of the shares of the Company and is its largest shareholder as of March 31, 2024. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

The Company accounts for its existing long-term incentive plans granted to employees as equity-settled in accordance with IFRS 2, Share-based Payment when incentives are being settled in shares. In the three-month period ended March 31, 2024, the Company has not issued any new shares (98,147 new shares in the three-month period ended March 31, 2023) to its employees to settle a portion of these plans.

Atlantica´s reserves as of March 31, 2024 are made up of share premium account and capital reserves.

Other reserves primarily include the change in fair value of cash flow hedges and its tax effect.

Accumulated currency translation differences primarily include the result of translating the financial statements of subsidiaries prepared in a foreign currency into the presentation currency of the Company, the U.S. dollar.

Accumulated deficit primarily includes results attributable to Atlantica.

Non-controlling interest fully relate to interest held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1, Chile PV 2 and Chile PV 3.

On February 29, 2024, the Board of Directors declared a dividend of $0.445 per share corresponding to the fourth quarter of 2023. The dividend was paid on March 22, 2024, for a total amount of $51.7 million.

In addition, the Company declared dividends to non-controlling interests in the three-month period ended March 31, 2024, primarily to Algonquin (interests in Amherst through AYES Canada, see Note 7) for $3.9 million ($5.9 million in the three-month period ended March 31, 2023).

As of March 31, 2024, and December 31, 2023, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 15. - Corporate debt

The breakdown of corporate debt as of March 31, 2024, and December 31, 2023, is as follows:

	Balance as of March 31,	Balance as of December 31,
	2024	2023
	($ in thousands)
Non-current	1,120,061	1,050,816
Current	53,619	34,022
Total Corporate Debt	1,173,680	1,084,838

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10.0 million ($10.8 million), which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or SOFR plus 2%, depending on the currency, with a floor of 0% on the EURIBOR and SOFR. On August 7, 2023, the available amount under the 2017 Credit Facility was increased to €15.0 million ($16.2 million) and the maturity extended to July 1, 2025. As of March 31, 2024, the 2017 Credit Facility was fully available ($9.9 million were drawn down as of December 31, 2023).

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. Since then, the amount of the Revolving Credit Facility increased to $450 million. On May 30, 2023, the maturity was extended to December 31, 2025. On March 31, 2024, $145 million were drawn down ($55 million as of December 31, 2023). On March 31, 2024, the letters of credit were fully available ($17 million were issued as of December 31, 2023) and therefore, $305 million of the Revolving Credit Facility were available ($378 million as of December 31, 2023).

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for annual periods until October 2023. The program allowed Atlantica to issue short term notes over the next twelve months for up to €50 million ($54 million), with such notes having a tenor of up to two years. On November 21, 2023, the Company filed a new program that allows Atlantica to issue short term notes for up to €100 million, with such notes having a tenor of up to two years and the program maturity has been extended twelve months. As of March 31, 2024, the Company had €38.8 million ($41.9 million) issued and outstanding under the program at an average cost of 5.21% (€23.3 million, or $25.7 million, as of December 31, 2023).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million ($313 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of $151 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR, payable quarterly and has a maturity of seven years from the closing date. The Company initially entered into a cap at 0% for the EURIBOR with 3.5 years maturity and in December 2023, into a cap at 4% to hedge the variable interest rate risk with maturity on December 31, 2024.

On July 17, 2020, ASI Jersey Ltd, a subsidiary of the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025, and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Condensed Interim Financial Statements (Note 10). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated Condensed Interim Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, Financial Instruments.

On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028, and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.

On May 10, 2023, the Company entered into a senior unsecured $50 million line of credit with Export Development Canada with a 3-year maturity. Loan under the credit line accrues interest at a rate per annum equal to Term SOFR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 2.46% and 3.11%, with a floor of 0.00% for the Term SOFR. The facility matures on May 25, 2026, and was fully available as of March 31, 2024.

Since 2020, the Company entered into loans with different banks as follows:

-	a €5 million ($5.4 million) loan on December 4, 2020, which accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.
-	a €5 million ($5.4 million) loan on January 31, 2022, which accrues interest at a rate per year equal to 1.90%. The maturity date is January 31, 2026.
-	a €7 million ($7.6 million) loan on February 24, 2023, which accrues interest at a rate per year equal to 4.21%. The maturity date is February 24, 2028.

The repayment schedule for the corporate debt as of March 31, 2024, is as follows:

	Remainder of 2024	Between January and March 2025	Between April and December 2025	2026	2027	2028	Total
	($ in thousands)
2017 Credit Facility	120	-	-	-	-	-	120
Revolving Credit Facility	799	-	144,524	-	-	-	145,323
Commercial Paper	41,859	-	-	-	-	-	41,859
2020 Green Private Placement	170	-	-	311,594	-	-	311,764
2020 Note Issuance Facility	-	-	-	-	149,085	-	149,085
Green Exchangeable Notes	958	-	110,788	-	-	-	111,746
Green Senior Notes	5,088	-	-	-	-	396,192	401,280
Other bank loans	3,210	1,415	3,216	2,237	1,605	820	12,503
Total	52,204	1,415	258,528	313,831	150,690	397,012	1,173,680

The repayment schedule for the corporate debt as of December 31, 2023, was as follows:

	2024	2025	2026	2027	2028	Total
	($ in thousands)
2017 Credit Facility	13	9,876	-	-	-	9,889
Revolving Credit Facility	261	54,427	-	-	-	54,688
Commercial Paper	25,691	-	-	-	-	25,691
2020 Green Private Placement	174	-	318,668	-	-	318,842
2020 Note Issuance Facility	-	-	-	152,356	-	152,356
Green Exchangeable Notes	2,108	110,020	-	-	-	112,128
Green Senior Note	963	-	-	-	395,964	396,927
Other bank Loans	4,812	4,736	2,288	1,642	839	14,317
Total	34,022	179,059	320,956	153,998	396,803	1,084,838

Note 16. - Project debt

This note shows the project debt linked to the assets included in Note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In addition, the cash of the Company´s projects include funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $185 million as of March 31, 2024 ($177 million as of December 31, 2023).

The breakdown of project debt for both non-current and current liabilities as of March 31, 2024, and December 31, 2023, is as follows:

	Balance as of March 31,	Balance as of December 31,
	2024	2023
	($ in thousands)
Non-current	3,876,671	3,931,873
Current	424,457	387,387
Total Project debt	4,301,128	4,319,260

The Company refinanced the Solaben 2&3 assets in March 2023, entering into two green senior euro-denominated loan agreements for the two assets with a syndicate of banks for a total amount of €198.0 million. The new project debt replaced the previous project loans for a similar amount and maturity was extended from December 2030 to June 2037.

Chile PV 1 and Chile PV 2, where the Company owns a 35% equity interest, were not able to maintain the minimum required cash in its debt service reserve account during the year 2023 and during the first quarter of 2024 due to low electricity prices, which represents an event of default as of December 31, 2023 and March 31, 2024. As a result, although the Companies do not expect an acceleration of the debts to be declared by the credit entities, Chile PV 1 and Chile PV 2 did not have a right to defer the settlement of the debt for at least twelve months and the project debts, which amount to $71 million as of December 31, 2023 and March 31, 2024, were classified as current in these Consolidated Condensed Interim Financial Statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The repayment schedule for project debt in accordance with the financing arrangements as of March 31, 2024, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2024
Interest payment	Nominal repayment	Between January and March 2025	Between April and December 2025	2026	2027	2028	Subsequent years	Total
($ in thousands)
53,218	281,403	24,057	296,592	348,409	496,184	458,392	2,342,873	4,301,128

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2023, was as follows and was consistent with the projected cash flows of the related projects:

2024		2025	2026	2027	2028	Subsequent years	Total
Interest payment	Nominal repayment
15,215	305,087	325,303	352,495	499,968	464,648	2,356,544	4,319,260

Note 17. - Grants and other liabilities

Grants and other liabilities as of March 31, 2024 and December 31, 2023 are as follows:

	Balance as of March 31,	Balance as of December 31,
	2024	2023
	($ in thousands)
Grants	838,207	852,854
Other liabilities and provisions	371,983	380,954
Dismantling provision	157,672	155,279
Lease liabilities	84,662	82,366
Accruals on Spanish market prices differences	85,555	98,820
Others	44,094	44,489
Grants and other non-current liabilities	1,210,190	1,233,808

As of March 31, 2024, the amount recorded in Grants primarily corresponds to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $570 million ($578 million as of December 31, 2023). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $267 million as of March 31, 2024 ($273 million as of December 31, 2023). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded progressively in “Other operating income”.

Total amount of income for these two types of grants for Solana and Mojave is $14.5 million and $14.6 million for the three-month periods ended March 31, 2024 and 2023, respectively (Note 19).

The “Accruals on Spanish market prices differences” corresponds to the differences that occur in each financial year between revenue from the sale of energy at the estimated price determined by the Administration in Spain in accordance with the reasonable profitability scheme determined by law, and the revenue from the sale of energy at the actual average market price in the year. These market price differences are regularized through the compensation and adjustment of the parameters which serve as a basis for calculating the regulated revenue compensation to be received from the Administration in Spain over the remaining regulatory life of the solar assets of the Company to obtain the guaranteed profitability for each solar asset. Current portion amounts to $12.2 million as of March 31, 2024 and $12.5 million as of December 31, 2023 (Note 18).

Note 18. - Trade payables and other current liabilities

Trade payables and other current liabilities as of March 31, 2024, and December 31, 2023, are as follows:

	Balance as of March 31,	Balance as of December 31,
	2024	2023
	($ in thousands)
Trade accounts payable	85,115	77,266
Accruals on Spanish market prices differences (Note 17)	12,194	12,475
Down payments from clients and other deferred income	14,875	16,905
Other accounts payable	32,609	35,067
Total	144,793	141,713

Trade accounts payable mainly relate to the operation and maintenance of the plants owned by the Company.

Nominal values of trade payables and other current liabilities are considered to be approximately equal to fair values and the effect of discounting them is not significant.

Note 19. - Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the three-month periods ended March 31, 2024, and 2023:

Other operating income	For the three-month period ended March 31,
	2024	2023
	($ in thousands)
Grants (Note 17)	14,591	14,667
Insurance proceeds and other	7,608	7,953
Income from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	3,593	-
Total	25,792	22,620

Other operating expenses	For the three-month period ended March 31,
	2024	2023
	($ in thousands)
Raw materials and consumables used	(9,919)	(9,071)
Leases and fees	(3,668)	(3,650)
Operation and maintenance	(35,768)	(29,502)
Independent professional services	(7,502)	(7,646)
Supplies	(8,190)	(10,712)
Insurance	(10,245)	(10,698)
Levies and duties	(6,030)	(3,598)
Other expenses	(3,594)	(4,005)
Construction costs from construction services for contracted concessional assets of the Company accounted for under IFRIC 12	(3,593)	-
Total	(88,509)	(78,881)

Insurance proceeds and other includes $6.3 million of insurance income in the three-month period ended March 31, 2024 related to an unscheduled outage in Kaxu further to a problem found in the turbine. In the three-month period ended March 31, 2023, Insurance proceeds and other included a gain of $4.6 million related to the sale of part of Atlantica´s equity interest in the Colombian portfolio of renewable energy entities.
Income and costs from construction services correspond to the projects ATN Expansion 3 and ATS Expansion 1, which are currently under construction. Given that these projects are included within the scope of IFRIC 12 (intangible assets), the Company has recorded the income and the cost of construction in the consolidated statement of profit or loss.

Note 20. - Financial expense, net

The following table sets forth financial income and expenses for the three-month periods ended March 31, 2024 and 2023:

	For the three-month period ended March 31,
	2024	2023
Financial income	($ in thousands)
Interest income on deposits and current accounts	4,883	3,791
Interest income from loans and credits	964	353
Interest rates gains on derivatives: cash flow hedges	114	40
Total	5,961	4,184

	For the three-month period ended March 31,
	2024	2023
Financial expense	($ in thousands)
Interest on loans and notes	(87,011)	(83,288)
Interest rates gains on derivatives: cash flow hedges	5,957	6,028
Total	(81,054)	(77,260)

Interest expense on loans and notes primarily include interest on corporate and project debt.

Gains from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial income when the hedged item impacts the consolidated profit or loss statement.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of business of the Company.

Other financial expense, net

The following table sets out Other financial income and expenses for the three-month periods ended March 31, 2024, and 2023:

	For the three-month period ended March 31,
	2024	2023
	($ in thousands)
Other financial income	1,640	428
Other financial losses	(6,265)	(9,491)
Total	(4,625)	(9,063)

Other financial income in the three-month period ended March 31, 2024 include an income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied for $0.6 million and $0.7 million of income further to the change in the fair value of the conversion option of the Green Exchangeable Notes (Note 15).

Other financial losses primarily include guarantees and letters of credit, other bank fees and non-monetary interest expenses for updating the present value of provisions and other long-term liabilities reflecting passage of time. Additionally, in the three-month period ended March 31, 2023, other financial losses included an expense for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied for $0.2 million, and $3.0 million of expense further to the change in the fair value of the conversion option of the Green Exchangeable Notes in the period (Note 15).

Note 21. - Income Tax

The effective tax rate for the periods presented has been established based on management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the three-month period ended March 31, 2024, income tax amounted to a $22,620 thousand income with respect to a loss before income tax of $28,006 thousand. In the three-month period ended March 31, 2023, income tax amounted to a $9,656 thousand income with respect to a loss before income tax of $15,629 thousand.

The effective tax rate differs from the nominal tax rate mainly due to:

-	permanent tax differences in some jurisdictions.
-
the recognition of existing net operating loss carryforwards (“NOLs”) in the UK, which accounts for a $14.0 million deferred tax income in the three-month period ended March 31, 2024 further to the acquisition of UK Wind 1 and UK Wind 2 (Note 1), as the Company considers probable to utilize these NOLs against future taxable profits to be generated by these assets in the upcoming years.

Note 22. - Earnings per share

Basic earnings per share have been calculated by dividing the loss attributable to equity holders of the Company by the average number of outstanding shares.

Average number of outstanding diluted shares for the three-month period ended March 31, 2024 have been calculated considering the potential issuance of 3,347,305 shares (3,347,305 shares for the three-month period ended March 31, 2023) on the settlement of the Green Exchangeable Notes (Note 15) and the potential issuance of 261,803 shares (224,063 shares for the three-month period ended March 31, 2023) under the long-term incentive plans granted to employees.

Item	For the three-month period ended March 31,
	2024	2023
	($ in thousands)
Loss attributable to Atlantica	(5,392)	(10,990)
Average number of ordinary shares outstanding (thousands) - basic	116,159	116,140
Average number of ordinary shares outstanding (thousands) - diluted	119,768	119,712
Earnings per share for the period (U.S. dollar per share) - basic	(0.05)	(0.09)
Earnings per share for the period (U.S. dollar per share) - diluted (*)	(0.05)	(0.09)

(*) The potential ordinary shares related to the Green Exchangeable Notes and the long-term incentive plans granted to employees have not been considered in the calculation of diluted earnings per share for the three-month periods ended March 31, 2024, and 2023, as they have an antidilutive effect.

Note 23. - Subsequent events

In April 2024, an entity where Atlantica holds 30% equity interest closed the sale of Monterrey as planned (Note 8). Atlantica expects to receive approximately $43 million proceeds subject to final transaction costs, taxes and ongoing discussions with Atlantica’s partner. There is an earn-out mechanism that could result in additional proceeds of up to approximately $7 million for Atlantica between 2026 and 2028.

On May 7, 2024, the Board of Directors of the Company approved a dividend of $0.445 per share, which is expected to be paid on June 14, 2024.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II, Item 1.A.—Risk Factors” of this quarterly report and “Part I, Item 3.D.—Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in such forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. Our purpose is to support the transition towards a more sustainable world by developing, building, investing in and managing sustainable infrastructure assets, while creating long-term value for our investors and the rest of our stakeholders. In 2023, renewables represented 73% of our revenue, with solar energy representing 63%. We complement our portfolio of renewable assets with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development.

As of the date of this quarterly report, we own or have an interest in a portfolio of assets and new projects under development diversified both in terms of business sector and geographic footprint. Our portfolio of assets in operation consists of 46 assets with 2,203 MW of aggregate renewable energy installed generation capacity (of which approximately 72% is solar), 300 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of electric transmission lines and 17.5 Mft3 per day of water desalination.

We currently own and manage operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, United Kingdom, Algeria and South Africa). Our assets generally have contracted or regulated revenue. As of March 31, 2024, our assets had a weighted average remaining contract life of approximately 13 years1.

We intend to grow our business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield development, third-party acquisitions, and the optimization of our existing portfolio. We currently have a pipeline of assets under development of approximately 2.2 GW of renewable energy and 6.0 GWh2 of storage. Approximately 47% of the projects are PV, 41% storage, 11% wind and 1% others, while 19% of the projects are expected to reach ready to build (“Rtb”) in 2024 or 2025, 32% are in an advanced development stage and 49% are in early stage. 19% correspond to expansion or repower opportunities of existing assets and 81% to greenfield developments.

Recent Investments

•
In April 2024, we acquired the Imperial project from Algonquin, a 100 MW PV + storage (4 hours) project in Southern California. On May 6, 2024, the project entered into a 15-year PPA with an investment grade Community Choice Aggregator as off-taker. Total investment is expected to be within the range of $300 million to $320 million, mostly in 2025 and 2026. Imperial is a well contracted project that benefits from synergies with our existing assets in California.

•
On March 22, 2024, we closed the acquisition of a 100% equity interest stake in two wind assets with a combined installed capacity of 32 MW in Scotland, UK. The assets are regulated under the UK green attribute regulation and are granted renewables obligation certificates until 2031 on average[3]. Our investment was approximately $66 million and the assets currently do not have any project debt. These are Atlantica’s first operating assets in the UK, and we expect that our return from these assets will be enhanced by the use of our existing net operating loss carryforwards in the UK in the upcoming years.

1 Calculated as weighted average years remaining as of March 31, 2024 based on CAFD estimates for the 2024-2027 period.
2 Only includes projects estimated to be ready to build before or in 2030 of approximately 3.8 GW, 2.2 GW of renewable energy and 1.6 GW of storage (equivalent to 6.0 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.
3 Calculated as the weighted average regulated years remaining as of March 31, 2024 based on CAFD estimates for both assets for the 2024-2027 period.

UK Wind 1 and 2

Overview. UK Wind 1 and 2 are two onshore wind farms with a combined capacity of 32 MW wholly owned by us, located in the UK. The assets reached COD in November 2012 and between May 2003 and June 2007, respectively.

Regulated revenue. Revenue is regulated under the UK green attribute regulation, being granted Renewables Obligation Certificates (“ROCs”) until 2033 and 2027, respectively, and Renewable Energy Guarantees of Origin (“REGOs”) until the end of the useful life of the assets, in addition to selling its production to the UK power market. ROCs and REGOs are issued for each MWh of electricity generated.

O&M. The O&M services are performed by a third party for both assets.

Assets Under Construction

We currently have the following assets under construction.
Asset	Type	Location	Capacity (gross)[1]	Expected COD	Expected Investment[2] ($ million)	Off-taker
Coso Batteries 1	Battery Storage	California, US	100 MWh	2025	40-50	Investment grade utility
Coso Batteries 2	Battery Storage	California, US	80 MWh	2025	35-45	Investment grade utility
Chile PMGD(3)	Solar PV	Chile	80 MW	2024- 2025	30	Regulated
ATN Expansion 3	Transmission Line	Peru	2.4 miles 220kV	2024	12	Conelsur
ATS Expansion 1	Transmission Line	Peru	n.a. (substation)	2025	30	Republic of Peru
Honda 2(4)	Solar PV	Colombia	10 MW	2024	5.5	Enel Colombia
Apulo 1(4)	Solar PV	Colombia	10 MW	2024	5.5	-
Chile PV 3 expansion	Battery Storage	Chile	142 MWh	2024	14-15	Emoac

Notes:
(1)	Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.
(2)	Corresponds to the expected investment by Atlantica.
(3)	Atlantica owns 49% of the shares, with joint control, in Chile PMGD. Atlantica’s economic rights are expected to be approximately 70%.
(4)	Atlantica owns 50% of the shares in Honda 2 and Apulo 1.

•
Coso Batteries 1 is a standalone battery storage project of 100 MWh (4 hours) capacity located inside Coso, our geothermal asset in California. Additionally, Coso Batteries 2 is a standalone battery storage project with 80 MWh (4 hours) capacity also located inside Coso. Our investment is expected to be in the range of $40 million to $50 million for Coso Batteries 1, and in the range of $35 million to $45 million for Coso Batteries 2. Both projects were fully developed in-house and are now under construction. We have closed a contract with Tesla for the procurement of the batteries. COD is expected in 2025 for both projects.

In October 2023, we entered into two 15-year tolling agreements (PPAs) with an investment grade utility for Coso Batteries 1 and Coso Batteries 2. Under each of the tolling agreements, Coso Batteries 1 and 2 will receive fixed monthly payments adjusted by the financial settlement of CAISO’s Day-Ahead market. In addition, we expect to obtain revenue from ancillary services in each of the asset.

•
In November 2022, we closed the acquisition of a 49% interest, with joint control, in an 80 MW portfolio of solar PV projects in Chile which is currently under construction (Chile PMGD). Our economic rights are expected to be approximately 70%. Total investment in equity and preferred equity is expected to be approximately $30 million and COD is expected to be progressive in 2024 and 2025. Revenue for these assets is regulated under the Small Distributed Generation Means Regulation Regime (“PMGD”) for projects with a capacity equal or lower than 9 MW which allows to sell electricity at a stabilized price.

•
In July 2022 we closed a 17-year transmission service agreement denominated in U.S. dollars that will allow us to build a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a new mine in Peru (ATN Expansion 3). The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

•
In July 2023, as part of the New Transmission Plan Update in Peru, the Ministry of Energy and Mines published the Ministerial Resolution that enables to start construction of our ATS Expansion 1 project, consisting of the reinforcement of two existing substations with new equipment. The expansion will be part of our existing concession contract, a 30-year contract with a fixed-price tariff base denominated in U.S. dollars adjusted annually in accordance with the U.S. Finished Goods Less Foods and Energy Index as published by the U.S. Department of Labor. Given that the concession ends in 2044, we will be compensated with a one-time payment for the remaining 9 years of concession. The expansion is expected to enter in operation in 2025 and the investment is expected to be approximately $30 million.

•
In May 2022, we agreed to develop and construct Honda 1 and Honda 2, two PV assets in Colombia with a combined capacity of 20 MW where we have a 50% ownership. Each plant has a 7-year PPA with Enel Colombia. Our investment is expected to be $5.5 million for each plant. Honda 1 entered in operation in December 2023 and Honda 2 is expected to enter in operation in the second quarter of 2024.

•
In April 2024, Chile PV 3 signed a 10-year PPA covering part of the production of the PV plant in operation and the 142MWh battery storage expansion under construction. Under the PPA, the asset is expected to sell the electricity at a fixed price per MWh denominated in U.S. dollars and indexed to the US CPI. The PPA benefits from a higher price, given that the electricity is delivered during the night. Our investment is expected to be between $14 million and $15 million and COD is expected in 2024.

Late Stage Contracted Projects

•
In February 2024, we entered into a 15-year PPA with an investment grade utility for Overnight. Overnight is a 150 MW PV project located in California. Under the PPA, Overnight is set to receive a fixed price per MWh, with no basis risk. The project is currently in an advanced development stage. Total investment is anticipated to be within the range of $165 million to $185 million. We expect to include storage in a second phase of the project.

•
In April 2024, we acquired the Imperial project from Algonquin, a 100 MW PV + storage (4 hours) project in Southern California. On May 6, 2024, the project entered into a 15-year PPA with an investment grade Community Choice Aggregator as off-taker. Total investment is expected to be within the range of $300 million to $320 million, mostly in 2025 and 2026. Imperial is a well contracted project that benefits from synergies with our existing assets in California.

•
In May 2024, we approved a 27.5 MWDC/22 MWAC project in Spain for which we are in advanced negotiations to sign a PPA. Total investment is expected to be between $16 million and $18 million, with COD expected in early 2026.

Recent Developments

Asset Sale

In April 2024, an entity where we hold 30% equity interest closed the sale of Monterrey as planned. We expect to receive approximately $43 million proceeds subject to final transaction costs, taxes and ongoing discussions with our partner. There is an earn-out mechanism that could result in additional proceeds for Atlantica of up to approximately $7 million between 2026 and 2028.

Strategic Review

On February 21, 2023, Atlantica’s board of directors commenced a process to explore and evaluate potential strategic alternatives that may be available to Atlantica to maximize shareholder value. The Company believes it has attractive growth and other opportunities in front of it and is committed to ensuring it is best positioned to take advantage of those opportunities. The decision has the support of the Company’s largest shareholder, Algonquin. Atlantica expects to continue executing on its existing plans while the review of strategic alternatives is ongoing, including its current growth plan. As of the date of this report, the strategic review is ongoing. There is no assurance that any specific transaction will be consummated or other strategic change will be implemented as a result of this strategic review. See “Cautionary Statements Regarding Forward-Looking Statements” and “Part I, Item 3.D.—Risk Factors” in our Annual Report.

Dividend

On May 7, 2024, our board of directors approved a dividend of $0.445 per share. The dividend is expected to be paid on June 14, 2024, to shareholders of record as of May 31, 2024.

Factors Affecting the Comparability of Our Results of Operations

Investments

The results of operations of UK Wind 1 and UK Wind 2 have been fully consolidated since March 22, 2024 and the results of Tierra Linda and La Tolua have been fully consolidated since these entered into operation in March 2023. Honda 1, since reaching COD in December 2023, has been contributing to Adjusted EBITDA as an unconsolidated affiliate. For the first three months of 2024, these assets represented $1.1 million increase in revenue and $2.0 million in Adjusted EBITDA for the three-month period ended March 31, 2024 compared to the same period in 2023.

Impairment

IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses. For the three-month period ended March 31, 2024 we recorded a $2.2 million increase in the expected credit loss impairment provision and for the three-month period ended March 31, 2023 we recorded a $2.5 million increase in the expected credit loss impairment provision, each of which is reflected in the line item “Depreciation, amortization, and impairment charges” and were primarily related to ACT.

Electricity market prices

Total revenue in our solar assets in Spain increased by $1.4 million in the three-month period ended March 31, 2024, compared to the same period of the previous year. In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. The average electricity market price captured by our assets was approximately €31 per MWh in the first three months of 2024 compared to approximately €81 per MWh in the first three months of 2023. Revenue from the sale of electricity at current market prices represented $3.0 million in the first three months of 2024, compared to $14.0 million in the first three months of 2023. Regulated revenues are revised periodically to reflect, among other things, the difference between expected and actual market prices if the difference is higher than a pre-defined threshold and as a result, we record a provision. We decreased our provision by $13.1 million in the three-month period ended March 31, 2024, with no cash impact on the current period, compared to a $1.2 million decrease in the same period of the previous year. Revenue from the sale of electricity at market prices net of the incremental market price provision was $16.2 million for the three-month period ended March 31, 2024, compared to $15.1 million for the three-month period ended March 31, 2023.

In 2023 and 2024, we have calculated the provision assuming that the average market price must be corrected using the solar time of day adjustment factor (“coeficiente de apuntamiento”), as it was stated in the regulations published since 2020. This factor, which is 90% for 2024 and 2023, aims to capture the difference between the daily (24 hours) average market price and the price captured by solar assets. Although the factor is not explicitly mentioned in the regulation for 2023, we believe the last order includes a clerical error that we expect is going to be corrected.

Exchange rates

We refer to “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Trends Affecting Results of Operations—Exchange Rates” below.

Significant Trends Affecting Results of Operations

Investments and acquisitions

If the recently built assets and the recently closed acquisitions perform as anticipated, we expect these assets to positively impact our results of operations in 2024 and upcoming years.

Solar, wind and geothermal resources

The availability of solar, wind and geothermal resources affects the financial performance of our renewable assets, which may impact our overall financial performance. Due to the variable nature of solar, wind and geothermal resources, we cannot predict future availabilities or potential variances from expected performance levels from quarter to quarter. Based on the extent to which the solar, wind and geothermal resources are not available at expected levels, this could have a negative impact on our results of operations.

Capital markets conditions

The capital markets in general are subject to volatility that is unrelated to the operating performance of companies. Our growth strategy depends on our ability to finance investments and acquisitions, which often requires access to debt and equity financing to complete these investments and acquisitions. Fluctuations in capital markets may affect our ability to access this capital through debt or equity financings.

Exchange rates

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of their revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, with the exception of Calgary, with revenue in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros, our two wind farms in the UK are denominated in British pounds, Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, La Sierpe, La Tolua and Tierra Linda, and Honda 1, our solar plants in Colombia have their revenue and expenses denominated in Colombian pesos and Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in U.S. dollars.

Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe. To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe and in the UK. We hedge the exchange rate for the net distributions in euros and British pounds (after deducting interest payments and general and administrative expenses in euros and British pounds, respectively). Through currency options, we have hedged 100% of our euro and British pound-denominated net exposure for the next 12 months and 75% of our euro and pound-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros and British pounds, fluctuations in the value of the euro or British pounds in relation to the U.S. dollar may affect our operating results. For example, revenue in euro or British pounds-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand and Colombian peso with respect to the U.S. dollar may also affect our operating results.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 3 — Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk”.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of March 31, 2024, approximately 92% of our project debt and close to 88% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR or SOFR.

Trends on electricity market prices

As previously discussed, our solar assets in Spain receive revenue from the sale of electricity at market prices in addition to regulated revenue. Regulated revenues are revised periodically to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Additionally, our assets in Italy have contracted revenues through a regulated feed-in premium in addition to merchant revenues for the energy sold to the wholesale market and our assets in the UK have a remuneration scheme which includes a regulated incentive and a market price component.

Furthermore, we currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Our exposure to merchant electricity prices represents less than 2% of our portfolio4 in terms of Adjusted EBITDA. At Lone Star II we are analyzing, together with our partner, the option to repower or recontract the asset in the context of the IRA, at a point in time to be determined.

Due to low electricity prices in Chile, the project debts of Chile PV 1 and 2 are under an event of default as of March 31, 2024 and as of the date of this quarterly report. Chile PV 1 and Chile PV 2 were not able to maintain the minimum required cash in its debt service reserve account as of March 31, 2024 and did not make its debt service payment in January 2024 and October 2023, respectively. Both assets obtained additional financing from the banks to make their debt service payment, but still were not able to fund their debts service reserve accounts as of March 31, 2024. As a result, although we do not expect an acceleration of the debts to be declared by the credit entities, Chile PV 1 and Chile PV 2, did not have a right to defer the settlement of the debts for at least twelve months as of December 31, 2023 and March 31, 2024, and therefore the project debts were classified as current in our Consolidated Condensed Interim Financial Statements as of March 31, 2024. We are in conversations with the banks, together with our partner, regarding a potential waiver. The value of the net assets contributed by Chile PV 1 and 2 to the Consolidated Condensed Interim Financial Statements, excluding non-controlling interest, was close to zero as of March 31, 2024.

4 Calculated as a percentage of our Adjusted EBITDA in 2023. If we included in the calculation the EBITDA of the assets recently acquired in the UK, our exposure to merchant electricity prices would also be less than 2%. This calculation does not include our assets in Spain, which are regulated and have the right to receive a “reasonable rate of return” (we refer to our Annual Report).

Key Financial Measures

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA.

Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership).

Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

The non-GAAP financial measures including Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS GAAP.

Our revenue and Adjusted EBITDA by geography and business sector for the three-month period ended March 31, 2024 and 2023 are set forth in the following tables:

Revenue by geography
	Three-month period ended March 31,
Revenue by geography	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$86.2	35.5%	$72.8	30.0%
South America	44.7	18.4%	43.7	18.0%
EMEA	112.0	46.1%	126.0	52.0%
Total revenue	$242.9	100.0%	$242.5	100.0%

Revenue by business sector

	Three-month period ended March 31,
Revenue by business sector	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$162.2	66.8%	$172.6	71.2%
Efficient natural gas & heat	36.0	14.8%	27.4	11.3%
Transmission lines	30.5	12.6%	28.8	11.9%
Water	14.2	5.8%	13.7	5.6%
Total revenue	$242.9	100.0%	$242.5	100.0%

Adjusted EBITDA by geography
	Three-month period ended March 31,
Adjusted EBITDA by geography	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$55.0	33.5%	$52.0	29.8%
South America	34.6	21.1%	33.8	19.4%
EMEA	74.6	45.4%	88.4	50.8%
Total Adjusted EBITDA(1)	$164.2	100.0%	$174.2	100.0%

Adjusted EBITDA by business sector
	Three-month period ended March 31,
Adjusted EBITDA by business sector	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$107.2	65.3%	$119.1	68.4%
Efficient natural gas & heat	23.3	14.2%	22.6	13.0%
Transmission lines	24.8	15.1%	23.5	13.5%
Water	8.9	5.4%	9.0	5.1%
Total Adjusted EBITDA(1)	$164.2	100.0%	$174.2	100.0%
Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Reconciliation of loss for the period to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our loss for the period attributable to the Company:
	Three-month period ended March 31,
	2024	2023
	($ in millions)
Loss for the period attributable to the Company	$(5.4)	(11.0)
Profit attributable to non-controlling interests	-	5.0
Income tax	(22.6)	(9.7)
Financial expense, net	79.6	80.4
Depreciation, amortization and impairment charges	107.0	103.8
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5.6	5.7
Adjusted EBITDA	$164.2	174.2

Reconciliation of net cash provided by operating activities to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash flow provided by operating activities:

	Three-month period ended March 31,
	2024	2023
	($ in millions)
Net cash flow provided by operating activities	$65.6	$41.7
Net interest/taxes paid	26.7	30.2
Variations in working capital	41.1	93.3
Non-monetary items and other	18.3	(2.8)
Share of profit/(loss) of associates carried under the equity method, depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	12.5	11.8
Adjusted EBITDA	$164.2	$174.2

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

•
MW in operation in the case of Renewable energy and Efficient natural gas and heat assets, miles in operation in the case of Transmission lines and Mft[3] per day in operation in the case of Water assets, are indicators which provide information about the installed capacity or size of our portfolio of assets.

•	Production measured in GWh in our Renewable energy and Efficient natural gas and heat assets provides information about the performance of these assets.

•
Availability in the case of our Efficient natural gas and heat assets, Transmission lines and Water assets also provides information on the performance of the assets. In these business segments revenues are based on availability, which is the time during which the asset was available to our client totally or partially divided by contracted availability or budgeted availability, as applicable.

Key Performance Indicators
	Volume sold and availability levels As of and for the three-month period ended March 31,
Key performance indicator	2024	2023
Renewable energy
MW in operation(1)	2,203	2,161
GWh produced(2)	1,063	1,192
Efficient natural gas & heat
MW in operation(3)	398	398
GWh produced(4)	636	600
Availability (%)	102.3%	94.9%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)	100.0%	100.0%
Water
Mft[3] in operation(1)	17.5	17.5
Availability (%)	102.3%	100.8%
Notes:
(1)
Represents total installed capacity in assets owned or consolidated for the three-month period ended March 31, 2024, and 2023, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

(2)	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
(4)	GWh produced includes 30% of the production from Monterrey.

Production in the renewable business sector decreased by 11.0% in the three-month period ended March 31, 2024, compared to the same period of the previous year, largely due to a decrease in production in our solar assets in Spain and in Kaxu.

In our solar assets in the U.S. production increased by 16.1% in the three-month period ended March 31, 2024, compared to the same period of the previous year mainly due to greater availability of the storage system in Solana. On the other hand, production decreased by 10.2% at Coso during the period, mostly due to maintenance activities and curtailments due to upgrades to the grid. In our wind assets in the U.S., production decreased by 3.4% mainly due to lower wind resource in the first quarter of 2024 compared to the same period of 2023.

In Chile, production at our PV assets decreased in the first quarter of 2024 compared to the same period of the previous year mainly due to higher curtailments. At our wind assets in South America, production increased by 6.8% mainly due to better wind resource. Production also increased in South America as a result of the contribution of new assets that have recently entered in operation.

In Spain, production at our solar assets decreased by 41.9% in the three-month period ended March 31, 2024, as a result of significantly lower solar radiation compared to the same period of the previous year.

At Kaxu, production decreased by 71.1% in the three- month period ended March 2024 compared to 2023 mostly due to the unscheduled outage that started at the end of September 2023, as further detailed in our Annual Report. The plant, where we have a 51% equity interest, restarted operations in mid-February 2024. Part of the damage and the business interruption is covered by our insurance policy, after a 60-day deductible.

Our efficient natural gas and heat assets, our water assets and our transmission lines, for which revenue is based on availability, continued at very high levels during the first quarter of 2024.

Results of Operations

The table below illustrates our results of operations for the three-month period ended March 31, 2024, and 2023.

	Three-month period ended March 31
	2024	2023	% Changes
	($ in millions)
Revenue	$242.9	242.5	0.2%
Other operating income	25.8	22.6	14.2%
Employee benefit expenses	(28.5)	(23.8)	19.6%
Depreciation, amortization, and impairment charges	(107.0)	(103.8)	3.1%
Other operating expenses	(88.5)	(78.9)	12.2%
Operating profit	$44.7	58.6	(23.7)%

Financial income	6.0	4.2	(40.5)%
Financial expense	(81.1)	(77.3)	(4.9)%
Net exchange differences	-	1.7	(100.0)%
Other financial expense, net	(4.6)	(9.1)	(49.5)%
Financial expense, net	$(79.6)	(80.4)	(1.0)%

Share of profit of associates carried under the equity method	7.0	6.2	12.9%
Loss before income tax	$(28.0)	(15.6)	79.5%

Income tax	22.6	9.7	133.0%
Loss for the period	$(5.4)	(6.0)	(10.0)%
Profit attributable to non-controlling interests	-	(5.0)	(100.0)%
Loss for the period attributable to the company	$(5.4)	(11.0)	(50.9%
Weighted average number of ordinary shares outstanding-basic	116.2	116.1
Weighted average number of ordinary shares outstanding-diluted	119.8	119.7
Basic earnings per share (U.S. dollar per share)	(0.05)	(0.09)
Diluted earnings per share (U.S. dollar per share)	(0.05)	(0.09)
Dividend paid per share(1)	0.445	0.445
Note:
(1)
On February 29, 2024, our board of directors approved a dividend of $0.445 per share corresponding to the fourth quarter of 2023 which was paid on March 22, 2024. On February 28, 2023, our board of directors approved a dividend of $0.445 per share corresponding to the fourth quarter of 2022 which was paid on March 25, 2023.

Comparison of the Three-Month Period Ended March 31, 2024 and 2023.

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue remained stable at $242.9 million for the three-month period ended March 31, 2024, compared to $242.5 million for the three-month period ended March 31, 2023.

Revenue increased at ACT in the first quarter of 2024 compared to the same period of 2023 mostly due to higher O&M costs (see “Efficient natural gas & heat” below). In addition, revenue increased at our solar assets in the U.S. in three-month period ended March 31, 2024, compared to the same period from previous year due to higher electricity production as previously explained. In our transmission lines, revenue increased as a result of inflation adjustments mechanisms to the tariff. These effects were largely offset by the decrease in revenue at Kaxu due to lower production as a consequence of the unscheduled outage previously mentioned.

Other operating income

The following table sets forth our Other operating income for the three-month period ended March 31, 2024, and 2023:

	Three-month period ended March 31,
Other operating income	2024	2023
	($ in millions)
Grants	$14.6	$14.7
Insurance proceeds and other	7.6	8.0
Income from construction services for our assets and concessions	3.6	-
Total	$25.8	$22.6

“Grants” represent the financial support provided by the U.S. Department of the Treasury to Solana and Mojave and consist of an ITC cash grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable for the three-month period ended March 31, 2024, compared to same period of the previous year.

For the three-month period ended March 31, 2024, “Insurance proceeds and other” included $6.3 million of insurance proceeds related to the Kaxu unscheduled outage, as previously explained. In the same period of the previous year, this item included $4.6 million gain resulting from the sale of part of our equity interest in our development company in Colombia to a partner who now holds a 50% equity interest, with joint control.

“Income from construction services for our assets and concessions” is related to the construction of ATS Expansion 1 and ATN Expansion 3. Since these assets are accounted for under IFRIC 12, we are required to account for income from construction services as “Other operating income”, with the corresponding construction cost recorded within “Other operating expenses, Construction costs”.

Employee benefit expenses

Employee benefit expenses increased by 19.7% to $28.5 million for the three-month period ended March 31, 2024, compared to $23.8 million for the three-month period ended March 31, 2023. The increase was mainly due to the internalization of the operation and maintenance services in our solar assets in Spain at the end of March 2023.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 3.1% to $107.0 million for the three-month period ended March 31, 2024, compared to $103.8 million for the three-month period ended March 31, 2023. The increase was mainly due to higher amortization at Solana due to the improvements in the storage system which have started to be amortized. Depreciation, amortization and impairment charges also increased due to the consolidation of assets recently acquired or which entered in operation recently.

Other operating expenses

The following table sets forth our Other operating expenses for the three-month periods ended March 31, 2024, and 2023:

	Three-month period ended March 31,
Other operating expenses	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
Raw materials and consumables used	$9.9	11.2%	$9.1	3.8%
Leases and fees	3.7	4.1%	3.6	1.5%
Operation and maintenance	35.8	40.5%	29.5	12.2%
Independent professional services	7.5	8.5%	7.7	3.2%
Supplies	8.2	9.3%	10.7	4.4%
Insurance	10.2	11.5%	10.7	4.4%
Levies and duties	6.0	6.8%	3.6	1.5%
Other expenses	3.6	4.1%	4.0	1.6%
Construction costs	3.6	4.1%	-	-
Total	$88.5	36.4%	$78.9	32.5%

Other operating expenses increased by 12.2% to $88.5 million for the three-month period ended March 31, 2024, compared to $78.9 million for the three-month period ended March 31, 2023, mainly due to higher “Operation and maintenance” expenses, “Construction costs” and “Levies and duties” costs, as shown above.

Our operation and maintenance costs increased during the three-month period ended March 31, 2024, compared to the same period of the previous year mainly due to higher costs at ACT. The price charged by the turbine O&M supplier for ACT is typically higher in certain quarters in anticipation of a future major overhaul. Operation and maintenance costs were also higher at Coso mostly due to maintenance activities in several geothermal wells. In addition, levies and duties cost increased due to the progressive reinstatement of the electricity sales tax in Spain, which was 3.5% for the first quarter of 2024. On the other hand, the cost of supplies decreased mostly due to lower electricity prices in our assets in Spain.

“Construction costs” refers to the cost of construction of ATS Expansion 1 and ATN Expansion 3.

Operating profit

As a result of the above-mentioned factors, operating profit decreased by 23.7% to $44.7 million for the three-month period ended March 31, 2024, from $58.6 million for the three-month period ended March 31, 2023.

Financial income and financial expense
	Three-month period ended March 31,
Financial income and financial expense	2024	2023
	($ in millions)
Financial income	$6.0	$4.2
Financial expense	(81.0)	(77.3)
Net exchange differences	-	1.7
Other financial expense, net	(4.6)	(9.1)
Financial expense, net	$(79.6)	$(80.4)

Financial income

The following table sets forth our Financial income for the three-month periods ended March 31, 2024, and 2023:

	For the three-month period ended March 31,
	2024	2023
Financial income	($ in thousands)
Interest income on deposits and current accounts	4.9	3.8
Interest income from loans and credits	1.0	0.4
Interest rate gains on derivatives: cash flow hedges	0.1	-
Total	6.0	4.2

Financial income increased from $4.2 million for the three-month period ended March 31, 2023, to $6.0 million for the three-month period ended March 31, 2024 mostly due to higher remuneration of deposits resulting from higher interest rates.

Financial expense

The following table sets forth our Financial expense for the three-month period ended March 31, 2024, and 2023:

	For the three-month period ended March 31,
Financial expense(1)	2024	2023
	($ in millions)
Interest on loans and notes	$(87.0)	$(83.3)
Interest rates gains derivatives: cash flow hedges	5.9	6.0
Total	$(81.1)	$(77.3)
Note:
(1)
Classification within Financial expense has been revised to show a more meaningful classification of Financial expense following the increase in interest rates. Prior period classification has been revised accordingly.

Financial expense increased by 4.9% to $81.1 million for the three-month period ended March 31, 2024, compared to $77.3 million for the three-month period ended March 31, 2023.

“Interest on loans and notes” expense increased in the three-month period ended March 31, 2024, when compared to the three-month period ended March 31, 2023 mainly due to a higher balance drawn from our Revolving Credit Facility and higher interest rates.

“Interest rate gains on derivatives: cash flow hedges”, where we record transfers from equity to the income statement when the hedged item impacts profit and loss, remained stable in the first quarter of 2024 compared to the same quarter of the previous year. The increase in gains resulting from higher interest rates was offset by a one-time gain recorded in the first quarter of 2023, corresponding to the transfer from equity to financial income of the cumulative fair value of the Solaben 2&3 swap, after it was canceled following the refinancing of these assets.

Net exchange differences

Net exchange differences decreased to a $92.5 thousand income in the three-month period ended March 31, 2024, compared to $1.7 million income in the same period of the previous year. The decrease was mainly due to lower  positive exchanges differences in ACT in the first quarter of 2024 compared to the first quarter of 2023, since this asset has part of its costs denominated in Mexican pesos.

Other financial expense, net

The following table sets forth our Other financial expense, net for the three-month periods ended March 31, 2024, and 2023:

	Three-month period ended March 31,
Other financial expense, net	2024	2023
	($ in millions)
Other financial income	$1.6	$0.4
Other financial expense	(6.3)	(9.5)
Total	$(4.6)	$(9.1)

Other financial expense, net decreased to a net expense of $4.6 million for the three-month period ended March 31, 2024, compared to a net expense of $9.1 million for the three-month period ended March 31, 2023.

Other financial income in the three-month period ended March 31, 2024, primarily included income from the non-monetary change in the fair value of Kaxu’s derivatives, for which hedge accounting is not applied, for $0.6 million in the first quarter of 2024 ($0.2 million expense in the first quarter of 2023 therefore was included in Other financial expense) and $0.7 million of income due to the change in the fair value of the conversion option of the Green Exchangeable Notes in the first quarter of 2024 ($3.0 million expense in the first quarter of 2023 therefore was included in Other Financial expense). Other financial expense also includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased to $7.0 million for the three-month period ended March 31, 2024, compared to $6.2 million for the three-month period ended March 31, 2023, primarily due to higher profit at Vento II.

Loss before income tax

As a result of the previously mentioned factors, we reported a loss before income tax of $28.0 million for the three-month period ended March 31, 2024, compared to a loss before income tax of $15.6 million for the three-month period ended March 31, 2023.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the three-month period ended March 31, 2024, income tax amounted to an income of $22.6 million, with a loss before income tax of $28.0 million. For the three-month period ended March 31, 2023, income tax amounted to an income of $9.7 million, with a loss before income tax of $15.6 million. The effective tax rate differs from the nominal tax rate mainly due to the recognition of net operating loss carryforwards (“NOLs”) in UK, which accounts for a $14 million deferred tax impact in the three-month period ended March 31, 2024. After the acquisition of UK Wind 1 and 2, we consider probable using these NOLs to offset future taxable profits to be generated by these assets in the upcoming years. The effective tax rate differs from the nominal tax rate also due to permanent tax differences.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests decreased to $5.8 thousand for the three-month period ended March 31, 2024, compared to $5.0 million for the three-month period ended March 31, 2023. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2, Chile PV 3 and Tenes). The decrease in profit attributable to non-controlling interest was mainly due to lower profit at Kaxu.

Loss attributable to the parent company

As a result of the previously mentioned factors, loss attributable to the parent company was $5.4 million for the three-month period ended March 31, 2024, compared to a loss of $11.0 million for the three-month period ended March 31, 2023.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. In addition, we have identified four business sectors based on the type of activity: Renewable energy, Efficient natural gas and heat, Transmission and Water. We report our results in accordance with both criteria.

Comparison of the Three-Month Periods Ended March 31, 2024 and 2023

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the three-month periods ended March 31, 2024, and 2023, by geographic region:

Revenue by geography
	Three-month period ended March 31,
Revenue by geography	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$86.2	35.5%	$72.8	30.0%
South America	44.7	18.4%	43.7	18.0%
EMEA	112.0	46.1%	126.0	52.0%
Total revenue	$242.9	100.0%	$242.5	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by geography	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$55.0	33.5%	$52.0	29.8%
South America	34.6	21.1%	33.8	19.4%
EMEA	74.6	45.4%	88.4	50.8%
Total Adjusted EBITDA(1)	$164.2	100.0%	$174.2	100.0%
Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

	Volume produced/availability
	Three-month period ended March 31,
Volume /availability by geography	2024	2023

North America (GWh) (1)	1,319	1,286
North America availability(2)	102.3%	94.9%
South America (GWh) (3)	247	234
South America availability(2)	100.0%	100.0%
EMEA (GWh)	133	272
EMEA availability	102.3%	100.8%
Note:
(1)	GWh produced includes 30% of the production from Monterrey and our 49% of Vento II wind portfolio production since its acquisition.
(2)	Availability includes only those assets that have revenue based on availability.
(3)	Includes curtailment production in wind assets for which we receive compensation.

North America

Revenue increased by 18.4% to $86.2 million for the three-month period ended March 31, 2024, compared to $72.8 million for the three-month period ended March 31, 2023, while Adjusted EBITDA increased by 5.8% to $55.0 million for the three-month period ended March 31, 2024, compared to $52.0 million for the three-month period ended March 31, 2023. The increase in revenue was mainly due to higher revenue at ACT (see “Efficient natural gas & heat” below) and to higher production in our solar assets in the U.S., as previously discussed. Adjusted EBITDA increased less than revenue due to higher O&M costs at ACT (see “Efficient natural gas & heat” below) and higher operation and maintenance costs at Coso mainly caused by the ongoing repairs in several wells.

South America

Revenue increased by 2.3% to $44.7 million for the three-month period ended March 31, 2024, compared to $43.7 million for the three-month period ended March 31, 2023. The increase was mainly due to indexation to inflation mechanisms in most of our assets. Revenue also increased due to higher production in our assets in Colombia that began operations during the year 2023. This increase was partially offset by lower revenue in our PV assets in Chile due to lower prices and curtailments. Adjusted EBITDA increased by 2.3% to $34.6 million for the three-month period ended March 31, 2024, compared to $33.8 million for the three-month period ended March 31, 2023, mostly due to the same reasons. This increase was partially offset by a $4.6 million gain in the three-month period ended March 31, 2023, related to the sale of part of Atlantica’s equity interest in our development company in Colombia.

EMEA

Revenue decreased by 11.1% to $112.0 million for the three-month period ended March 31, 2024, compared to $126.0 million for the three-month period ended March 31, 2023. The decrease was mainly due to lower revenue in Kaxu due to the unscheduled outage previously mentioned. Revenue was stable in Spain and in our Water assets.

Adjusted EBITDA decreased by 15.6% to $74.6 million for the three-month period ended March 31, 2024, compared to $88.4 million for the three-month period ended March 31, 2023. The decrease in Adjusted EBITDA was mainly due to the decrease in revenue and was partially offset by insurance proceeds of $6.3 million for Kaxu for the three-month period ended March 31, 2024. The decrease in EBITDA was also partially offset by higher Adjusted EBITDA in our solar assets in Spain, which increased mainly due to lower cost of supplies.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the three-month period ended March 31, 2024, and 2023, by business sector:

	Three-month period ended March 31,
Revenue by business sector	2024		2023
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$162.2	66.8%	$172.6	71.2%
Efficient natural gas & heat	36.0	14.8%	27.4	11.3%
Transmission lines	30.5	12.6%	28.8	11.9%
Water	14.2	5.8%	13.7	5.6%
Total revenue	$242.9	100.0%	$242.5	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by business sector	2024		2023
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$107.2	65.3%	$119.1	68.4%
Efficient natural gas & heat	23.3	14.2%	22.6	13.0%
Transmission lines	24.8	15.1%	23.5	13.5%
Water	8.9	5.4%	9.0	5.1%
Total Adjusted EBITDA(1)	$164.2	100.0%	$174.2	100.0%

Note:
(1)
Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Volume by business sector
	Volume produced/availability
	three-month period ended March 31,
Volume /availability by business sector	2024	2023
Renewable energy (GWh) (1)	1,063	1,192
Efficient natural gas & heat (GWh) (2)	636	600
Efficient natural gas & heat availability	102.3%	94.9%
Transmission availability	100.0%	100.0%
Water availability	102.3%	100.8%
Note:
(1)	Includes curtailment production in wind assets for which we receive compensation. Includes our 49% of Vento II wind portfolio production since its acquisition.
(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue decreased to $162.2 million for the three-month period ended March 31, 2024, which represents a 6.0% decrease compared to $172.6 million for the three-month period ended March 31, 2023. The decrease in revenue was primarily due to lower production at Kaxu, as previously discussed, which was partially offset by higher revenues in our solar assets in the US, and by inflation indexation mechanisms in our renewable assets in South America.

Adjusted EBITDA decreased to $107.2 million for the three-month period ended March 31, 2024, which represents a 10.0% decrease compared to $119.1 million for the three-month period ended March 31, 2023. The decrease in Adjusted EBITDA was mainly due to the decrease in revenue, to lower EBITDA at Coso and to the $4.6 million gain recorded in the three-month period ended March 31, 2023, for the sale of part of our equity interest in our development company in Colombia, as previously mentioned.

Efficient natural gas & heat

Revenue increased by 31.4% to $36.0 million for the three-month period ended March 31, 2024, compared to $27.4 million for three-month period ended March 31, 2023, mainly due to the higher revenue in the portion of the tariff related to operation and maintenance services, driven by higher operation and maintenance costs. In ACT, the price charged by the turbine O&M supplier is typically higher in certain quarters in anticipation of a future major overhaul, as was the case in the first quarter of 2024. The increase in Adjusted EBITDA was lower than the increase in Revenue due to higher operation and maintenance costs.

Transmission lines

Revenue increased by 5.9% to $30.5 million for the three-month period ended March 31, 2024, compared to $28.8 million for the three-month period ended March 31, 2023, while Adjusted EBITDA increased by 5.5% to $24.8 million for the three-month period ended March 31, 2024 compared to $23.5 million for the three-month period ended March 31, 2023. The increase in revenue and Adjusted EBITDA was mainly due to tariff indexation to inflation.

Water

Revenue and Adjusted EBITDA remained stable for the first quarter of 2024 compared to the same quarter of the previous year.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;
•	cash dividends to investors; and
•	investments in the development and construction of new assets and operations (See “Recent Investments” and “Assets under Construction”).

As part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Part I, Item 3.D.—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position
	As of March 31, 2024	As of December 31, 2023
	($ in millions)
Corporate Liquidity
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries	$46.9	$33.0
Revolving Credit Facility availability	305.0	378.1
Total Corporate Liquidity(1)	$351.9	$411.1
Liquidity at project companies
Restricted Cash	184.8	177.0
Non-restricted cash	220.4	238.3
Total cash at project companies	$405.2	$415.3
Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of March 31, 2024, and available revolver capacity as of March 31, 2024.

Cash at the project level includes $184.8 million and $177.0 million restricted cash balances as of March 31, 2024 and December 31, 2023, respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements.

As of March 31, 2024, we had $145.0 million of borrowings under the Revolving Credit Facility and $305.0 million was available. As of December 31, 2023, we had $55 million of borrowings and $16.9 million of letters of credit outstanding and $378.1 million was available under our Revolving Credit Facility.

Non-restricted cash at project companies includes among others, the cash that is required for day-to-day management of the companies, as well as amounts that are earmarked to be used for debt service in the future.

Management believes that the Company’s liquidity position, cash flows from operations and availability under its Revolving Credit Facility will be adequate to meet the Company’s working capital requirements, financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Credit ratings

Credit rating agencies rate us and part of our debt securities. These ratings are used by the debt markets to evaluate our credit risk. Ratings influence the price paid to issue new debt securities as they indicate to the market our ability to pay principal, interest and dividends.

The following table summarizes our credit ratings as of March 31, 2024. The ratings outlook is stable for S&P and Fitch.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	BB+	BB+

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financing for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes, the Revolving Credit Facility, the “at-the-market program”, other credit lines and our commercial paper program.

		As of March 31, 2024	As of December 31, 2023
	Maturity	($ in millions)
Revolving Credit Facility	2025	$144.5	54.4
Other Facilities(1)	2024-2028	61.5	53.3
Green Exchangeable Notes	2025	110.8	110.0
2020 Green Private Placement	2026	311.6	318.7
Note Issuance Facility 2020	2027	149.1	152.4
Green Senior Notes	2028	396.2	396.0
Total Corporate Debt(2)		$1,173.7	1,084.8
Total Project Debt		$4,301.1	4,319.3
Note:
(1)	Other facilities include the commercial paper program, accrued interest payable and other debts.
(2)	Accounting amounts may differ from notional amounts.

In the three-month period ended March 31, 2024, project debt decreased by $18.2 million mainly due foreign exchange translation differences for $44.3 million, mostly caused by the depreciation of the Euro against the U.S. dollar and the scheduled repayment of our project debt for $26.1 million. This effect was partially offset by interest accrued and not paid during the quarter for $38.2 million, given that many of our assets have semi-annual debt service payments.

A)	Corporate debt agreements

Green Senior Notes

On May 18, 2021, we issued the Green Senior Notes with an aggregate principal amount of $400 million due in 2028. The Green Senior Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, and will mature on June 15, 2028.

The Green Senior Notes were issued pursuant to an Indenture, dated May 18, 2021, by and among Atlantica as issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as guarantors, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

Our obligations under the Green Senior Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes and the credit line with Export Development Canada.

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. Noteholders may exchange all or any portion of their notes during any calendar quarter if the last reported sale price of Atlantica’s ordinary shares for at least 20 trading days during a period of 30 consecutive trading days, ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the exchange price on each applicable trading day. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date thereof, noteholders may exchange any of their notes at any time, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 of the principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Senior Notes and the credit line with Export Development Canada.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €140 million ($151 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020, and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the three-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We had a cap at 0% for the EURIBOR with 3.5 years maturity and in December 2023, we entered into a cap at 4% to hedge the variable interest rate risk with maturity on December 31, 2024.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Green Exchangeable Notes, the Green Senior Notes and the credit line with Export Development Canada. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

2020 Green Private Placement

On March 20, 2020, we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020, and we issued notes for a total principal amount of €290 million ($313 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020, the Green Senior Notes and the credit line with Export Development Canada. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior secured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million). On May 30, 2023, the maturity of the Revolving Credit Facility was extended to December 31, 2025. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus ½ of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes, the Green Senior Notes and the credit line with Export Development Canada. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Credit Line with Export Development Canada

In June 2023 we entered into a senior unsecured $50 million line of credit with Export Development Canada with a 3-year maturity. The purpose of the credit line is to finance the construction of sustainable projects. The interest is at a rate per annum equal to Term SOFR plus a percentage determined by reference to our leverage ratio, ranging between 2.46% and 3.11%, with a floor of 0% for the Term SOFR. The facility matures on May 25, 2026, and was fully available as of March 31, 2024. We are not planning to renew this credit line at maturity and we might consider to cancel the credit line before its maturity.

Our obligations under this credit line are equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes, the Green Senior Notes, the Revolving Credit Facility. Our payment obligations under this line are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC, and are also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million ($10.8 million) which was available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to the sum of the three-month EURIBOR or SOFR, plus a margin of 2%, with a floor of 0% for the EURIBOR or SOFR. On August 7, 2023, the limit was increased to €15 million ($16.2 million) and the maturity was extended until July 2025. As of March 31, 2024, this 2017 credit facility was fully available, ($9.9 million were drawn down as of December 31, 2023).

In December 2020 and January 2022, we also entered into two different loans with banks for €5 million ($5.4 million) each. The maturity dates are December 4, 2025 and January 31, 2026, respectively, and such loans accrue interest at a rate per annum equal to 2.50% and 1.90%, respectively. Furthermore, in February 2023, we entered into a loan with a bank for €7 million ($7.6 million) with maturity in February 2028 accrues interest at a rate per annum equal to 4.2%.

Commercial Paper Program

On November 21, 2023, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program has a maturity of twelve months. The program allows Atlantica to issue short term notes for up to €100 million, with such notes having a tenor of up to two years. As of March 31, 2024, we had €38.8 million ($41.9 million) issued and outstanding under the Commercial Paper Program at an average cost of 5.21% maturing on or before December 2024.

Covenants, restrictions and events of default

The Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes and the Revolving Credit Facility contain covenants that limit certain of our and the guarantors’ activities. The Note Issuance Facility 2020, the 2020 Green Private Placement and the Green Exchangeable Notes also contain customary events of default, including a cross-default with respect to our indebtedness, indebtedness of the guarantors thereunder and indebtedness of our material non-recourse subsidiaries (project-subsidiaries) representing more than 25% of our cash available for distribution distributed in the previous four fiscal quarters, which in excess of certain thresholds could trigger a default. Additionally, under the 2020 Green Private Placement, the Revolving Credit Facility and the Note Issuance Facility 2020 we are required to comply with a leverage ratio of our corporate indebtedness excluding non-recourse project debt to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

Furthermore, our corporate debt agreements contain customary change of control provisions (as such term is defined in each of those agreements) or similar provisions. Under the Revolving Credit Facility, a change of control without required lenders’ consent would trigger an event of default. In the other corporate debt agreements or securities, a change of control or similar provision without the consent of the relevant required holders would trigger the obligation to make an offer to purchase the respective notes at (i) 100% of the principal amount in the case of the 2020 Green Private Placement and Green Exchangeable Notes and at (ii) 101% of the principal amount in the case of the Note Issuance Facility 2020 and the Green Senior Notes. In the case of the Green Senior Notes, such prepayment obligation would be triggered only if there is a credit rating downgrade by any of the agencies.

See “Item 5.B–Liquidity and Capital Resources–Financing Arrangements” in our Annual Report for further detail on the rest of our financing arrangements.

B) At-The-Market Program

On February 28, 2022, we established an “at-the-market program” and entered into the Distribution Agreement with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as our sales agents, under which we may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our shelf registration statement on Form F-3 filed with the SEC on August 3, 2021, and a prospectus supplement that we filed on February 28, 2022. During the three-month period ended March 31, 2024, we did not issue and sell any ordinary shares under the program.

C) Asset Sale

In April 2024, an entity where we hold 30% equity interest closed the sale of Monterrey as planned. We expect to receive approximately $43 million proceeds subject to final transaction costs, taxes and ongoing discussions with our partner. There is an earn-out mechanism that could result in additional proceeds for Atlantica of up to approximately $7 million between 2026 and 2028.

Uses of liquidity and capital requirements

A)	Debt Service

The principal payments of debt as of March 31, 2024, are detailed in Notes 15 and 16 to our Consolidated Condensed Interim Financial Statements.

B) Contractual obligations

In addition to the principal repayment debt obligations detailed above, we have other contractual obligations to make future payments. The material obligations consist of interest related to our project debt and corporate debt and agreements in which we enter in the normal course of business. We refer to our Annual Report for further detail.

C) Cash dividends to investors

We intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. The determination of the amount of the cash dividends to be paid to shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant. Our board of directors may, by resolution, amend the cash dividend policy at any time.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. During quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, and other sources of cash to pay dividends to our shareholders.

The latest dividends paid and declared are presented below:

Declared	Record Date	Payment Date	$ per share
February 28, 2023	March 14, 2023	March 25, 2023	0.445
May 4, 2023	May 31, 2023	June 15, 2023	0.445
July 31, 2023	August 31, 2023	September 15, 2023	0.445
November 7, 2023	November 30, 2023	December 15, 2023	0.445
February 29, 2024	March 12, 2024	March 22, 2024	0.445
May 7, 2024	May 31, 2024	June 14, 2024	0.445

D) Investments and Acquisitions

The acquisitions and investments detailed in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Investments” have been part of the use of our liquidity in the three-month period ended on March 31, 2024 and are expected to be part of the use of our liquidity in the upcoming months. In addition, we have made investments in assets which are currently under development or construction. We expect to continue making investments in assets in operation or under construction or development to grow our portfolio.

E) Capital Expenditures

In the three-month period ended March 31, 2024 we invested $2.4 million in maintenance capital expenditures in our assets. In the three-month period ended March 31, 2023 we invested $7.6 million in maintenance capital expenditures in our assets.

Cash flow

The following table sets forth cash flow data for the three-month periods ended March 31, 2024, and 2023:

	Three-month period ended March 31,
	2024	2023
	($ in millions)
Gross cash flows from operating activities
Loss for the period	$(5.4)	$(6.0)
Financial expense and non-monetary adjustments	138.8	171.1
Profit for the period adjusted by non-monetary items	$133.4	$165.1

Changes in working capital	$(41.1)	$(93.3)
Net interest and income tax paid	(26.7)	(30.2)
Net cash provided by operating activities	$65.6	$41.7

Net cash provided by / (used in) investing activities	$(70.7)	$0.9

Net cash provided by / (used in) financing activities	$12.7	$(42.1)

Net increase in cash and cash equivalents	7.6	0.5
Cash and cash equivalents at beginning of the period	448.3	601.0
Translation differences in cash or cash equivalents	(3.8)	1.4
Cash and cash equivalents at the end of the period	$452.1	$602.9

Net cash provided by operating activities

For the three-month period ended March 31, 2024, net cash provided by operating activities was $65.6 million, a 57.3% increase compared to $41.7 million in the three-month period ended March 31, 2023.

The increase was mainly due to a lower negative change in working capital for $41.1 million in the first quarter of 2024 compared to a negative change in working capital for $93.3 million in the same period of the previous year.

-
In the first quarter of 2024, change in working capital included a decrease in accounts receivable in Spain of approximately $3 million compared to a $62 million decrease in the same quarter of the previous year. During the year 2022, in our assets in Spain we collected revenue in line with the parameters corresponding to the regulation in place at the beginning of the year 2022, as the new parameters, reflecting lower revenue, became final on December 14, 2022. This resulted in a positive change in working capital in 2022. In the first quarter of 2023, collections at these assets in Spain were regularized, which caused a negative change in working capital of approximately $41 million.

-	Collections from Pemex in ACT were also lower during the first quarter of 2023 compared to the first quarter of 2024.

In addition, net interest and income tax paid were lower in the first quarter of 2024 compared to the same quarter of the previous year mostly due to lower income tax paid in ACT and to timing differences in the tax refund of corporate income tax instalments.

Net cash used in investing activities

For the three-month period ended March 31, 2024, net cash used in investing activities amounted to $70.7 million and corresponded mainly to $62.8 million acquisitions of subsidiaries and investments in entities under the equity method, mostly related to the acquisition of the two wind assets in the United Kingdom, and $21.6 million investments in assets under development and construction. These cash outflows were partially offset by $14.9 million of distributions received from associates under the equity method, of which $5.7 million corresponded to Amherst by AYES Canada, and $9.2 million to Vento II.

For the three-month period ended March 31, 2023, net cash provided by investing activities amounted to $0.9 million and corresponded mainly to $14.6 million investments in development and construction and in existing assets, including investments and replacements in Solana. These cash outflows were partially offset by $12.4 million of dividends received from associates under the equity method, of which $6.1 million corresponded to Amherst by AYES Canada, most of which were paid to our partner in this project.

Net cash provided by financing activities

For the three-month period ended March 31, 2024, net cash provided by financing activities amounted to $12.7 million and includes the proceeds of corporate debt mainly related to the Revolving Credit Facility, which was drawn for $90 million in the first quarter of 2024. This cash inflow was partially offset by the scheduled principal repayment of our project financing for $26.1 million and dividends paid to shareholders for $51.7 million and non-controlling interests for $5.6 million.

For the three-month period ended March 31, 2023, net cash used in financing activities amounted to $42.1 million and includes the scheduled repayment of principal of our project financing for $30.5 million and dividends paid to shareholders for $51.7 million and non-controlling interests for $6.0 million. These cash outflows were partially offset by the proceeds of corporate debt mainly related to the Revolving Credit Facility, which was drawn for $30 million in the first quarter of 2023.

Item 3.	Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risks that include foreign exchange risk, interest rate risk, credit risk, liquidity risk, electricity price risk and country risk. Our objective is to protect Atlantica against material economic exposures and variability of results from those risks. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as foreign exchange rate risk, interest rate risk, credit risk and liquidity risk, among others. Our internal management policies also define the use of hedging instruments and derivatives and the investment of excess cash. We use swaps and options on interest rates and foreign exchange rates to manage certain of our risks. None of the derivative contracts signed has an unlimited loss exposure.

The following table outlines Atlantica´s market risks and how they are managed:

Market Risk	Description of Risk	Management of Risk
Foreign exchange risk
We are exposed to foreign currency risk – including euro, British pound, Canadian dollar, South African rand, Colombian peso and Uruguayan peso – related to operations and certain foreign currency debt.

Our presentation currency and the functional currency of most of our subsidiaries is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars.

All our companies located in North America, with the exception of Calgary, whose revenue is in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros; Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand, our solar plants in Colombia, have their revenue and expenses denominated in Colombian pesos ;Albisu, our solar plant in Uruguay, has its revenue denominated in Uruguayan pesos, with a maximum and a minimum price in US dollars; and our wind farms in the UK have their revenue and expenses denominated in British pounds.

The main cash flows in our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Project financing is typically denominated in the same currency as that of the contracted revenue agreement, which limits our exposure to foreign exchange risk. In addition, we maintain part of our corporate general and administrative expenses and part of our corporate debt in euros which creates a natural hedge for the distributions we receive from our assets in Europe.

To further mitigate this exposure, our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the net distributions in euros and British pounds (after deducting interest payments and general and administrative expenses in euros and British pounds, respectively). Through currency options, we have hedged 100% of our euro and pound-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis. If the difference between the euro/U.S. dollar hedged rate for the year 2024 and the current rate was reduced by 5%, it would create a negative impact on cash available for distribution of approximately $4 million. This amount has been calculated as the average net euro exposure expected for the years 2024 to 2027 multiplied by the difference between the average hedged euro /U.S. dollar rate for 2024 and the euro/U.S. dollar rate as of the date of this annual report reduced by 5%.

Although we hedge cash-flows in euros and British pounds, fluctuations in the value of the euro or pound in relation to the U.S. dollar may affect our operating results. For example, revenue in euro or pound-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand, the Colombian peso and the Uruguayan peso with respect to the U.S. dollar may also affect our operating results. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

Interest rate risk
We are exposed to interest rate risk on our variable-rate debt.

Interest rate risk arises mainly from our financial liabilities at variable interest rates (less than 10% of our consolidated debt currently). Interest rate risk may also arise in the future when we refinance our corporate debt, since interest rates at the moment of refinancing may be higher than current interest rates in our existing facilities.

The most significant impact on our Annual Consolidated Condensed Interim Financial Statements related to interest rates corresponding to the potential impact of changes in EURIBOR or SOFR on the debt with interest rates based on these reference rates and on derivative positions.

In relation to our interest rate swaps positions, an increase in EURIBOR or SOFR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or SOFR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a stable net expense recognized in our consolidated income statement.

In relation to our interest rate options positions, an increase in EURIBOR, or SOFR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate. However, an increase in these rates of reference below the strike price would result in higher interest expenses.

Our assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations.

We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk. As of March 31, 2024, approximately 91% of our consolidated debt has fixed rates or is hedged. As of that same date, 92% of our project debt and  approximately 88% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Our revolving credit facility has variable interest rates and is not hedged as further described in “Item 5.B— Operating and Financial Review and Prospects—Liquidity and Capital Resources— Corporate debt agreements—Revolving Credit Facility” in our Annual Report;

In the event that EURIBOR and SOFR had risen by 25 basis points as of March 31, 2024, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $0.9 million (a loss of $0.8 million as of March 31, 2023) and a gain  in hedging reserves of $16.9 million ($20.2 million as of March 31, 2023). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk
We are exposed to credit risk mainly from operating activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our contracts, trade receivables, interest rate swaps, or foreign exchange hedge contracts are unable to meet their obligations.

The credit rating of Eskom is currently B from S&P, B2 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the Republic of South Africa.

In addition, Pemex’s credit rating is currently BBB from S&P, B3 from Moody’s and B+ from Fitch. We have experienced delays in collections from Pemex, especially since the second half of 2019, which have been significant in certain quarters, including in the first quarter of 2024.

The diversification by geography and business sector helps to diversify credit risk exposure by diluting our exposure to a single client.

In the case of Kaxu, Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Mineral Resources and Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this quarterly report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In the case of Pemex, we continue to maintain a proactive approach including fluent dialogue with our client.

Liquidity risk
We are exposed to liquidity risk for financial liabilities.

Our liquidity at the corporate level depends on distribution from the project level entities, most of which have project debt in place. Distributions are generally subject to the compliance with covenants and other conditions under our project finance agreements.

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis or by groups of projects. The repayment profile of each project is established based on the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk. In addition, we maintain a periodic communication with our lenders and regular monitoring of debt covenants and minimum ratios.

As of March 31, 2024, we had $351.9 million liquidity at the corporate level, comprised of $46.9 million of cash on hand at the corporate level and $305.0 million available under our Revolving Credit Facility.

We believe that the Company’s liquidity position, cash flows from operations and availability under our revolving credit facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Electricity price risk
We currently have three assets with merchant revenues (Chile PV 1 and Chile PV 3, where we have a 35% ownership, and Lone Star II, where we have a 49% ownership) and one asset with partially contracted revenues (Chile PV 2, where we have a 35% ownership). Due to low electricity prices in Chile, the project debts of Chile PV 1 and 2 are under an event of default as of March 31, 2024 and as of the date of this quarterly report. Chile PV 1 and Chile PV 2 were not able to maintain the minimum required cash in its debt service reserve accounts as of March 31, 2024 and did not make its debt service payment in January 2024 and October 2023, respectively. Both assets obtained additional financing from the banks to make their debt service payment, but still were not able to fund their debts service reserve account as of March 31, 2024. As a result, although we do not expect an acceleration of the debts to be declared by the credit entities, Chile PV 1 and Chile PV 2, did not have a right to defer the settlement of the debts for at least twelve months as of December 31, 2023 and March 31, 2024, and therefore the project debts were classified as current in our Consolidated Condensed Interim Financial Statements as of March 31, 2024. We are in conversations with the banks, together with our partner, regarding a potential waiver. The value of the net assets contributed by Chile PV 1 and 2 to the Consolidated Condensed Interim Financial Statements, excluding non-controlling interest, was close to zero as of March 31, 2024 (see “Item 4—Information on the Company—Our Operations” in our Annual Report).

We manage our exposure to electricity price risk by ensuring that most of our revenues are not exposed to fluctuations in electricity prices. As of March 31, 2024, assets with merchant exposure represent less than a 2% of our portfolio in terms of Adjusted EBITDA. Regarding regulated assets with exposure to electricity market prices, these assets have the right to receive a “reasonable rate of return” (see “Item 4—Information on the Company— Regulation” in our Annual Report). As a result, fluctuations in market prices may cause volatility in results of operations and cash flows, but it should not affect the net value of these assets.

In addition, in several of the jurisdictions in which we operate including Spain, Chile, Italy and the United Kingdom we are exposed to remuneration schemes which contain both regulated incentives and market price components. In such jurisdictions, the regulated incentive or the contracted component may not fully compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile. In Spain, market prices have been significantly below the price assumed by the regulation during the three-month period ended on March 31, 2024. If market prices continue to be lower than the prices assumed by the regulation and the regulated parameters are not revised until 2026, we may have an adverse effect on revenues, results of operations and cash flows in 2024 and 2025, which we expect will be compensated starting in 2026 in accordance with the regulation in place.

In addition, operating costs in certain of our existing or future projects depend to some extent on market prices of electricity used for self-consumption.

Country risk	We consider that Algeria and South Africa, which represent a small portion of the portfolio in terms of cash available for distribution, are the geographies with a higher political risk profile.
Most of the countries in which we have operations are OECD countries.

In 2019, we entered into a political risk insurance policy with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $47.0 million in the event that the South African Department of Mineral Resources and Energy does not comply with its obligations as guarantor. We also have a political risk insurance policy in place for two of our assets in Algeria for up to $35.8 million, including two years of dividend coverage. These insurance policies do not cover credit risk.

Item 4.	CONTROLS AND PROCEDURES

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

In 2018, an insurance company covering certain Abengoa obligations in Mexico claimed certain amounts related to a potential loss. Atlantica reached an agreement under which Atlantica’s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company called on this $2.5 million from the escrow account and Abengoa reimbursed us for this amount. The insurance company could claim additional amounts if they faced new losses after following a process agreed between the parties and, in any case, Atlantica would only make payments if and when the actual loss has been confirmed and after arbitration if the Company initiates it. In the past we had indemnities from Abengoa for certain potential losses, but such indemnities are no longer valid following the insolvency filing by Abengoa S.A. in February 2021.

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (“ERCOT”), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star II, one of the wind assets in Vento II where we currently have a 49% equity interest. The basis for the lawsuit is that the defendants failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

Except as described above, Atlantica is not a party to any other significant legal proceedings other than legal proceedings (including administrative and regulatory proceedings) arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

While Atlantica does not expect the above noted proceedings, either individually or in combination, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

None.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6	Exhibits

Not Applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Francisco Martinez-Davis
Name: Francisco Martinez-Davis
Title: Chief Financial Officer